UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR AUGUST 17, 2001

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                     PRIME PRESTADORA DE SERVICOS S/C LTDA.
                              LOCALIZA SYSTEM LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563

                            Funcionarios 30150 - 902

                      Belo Horizonte, Minas Gerais, Brazil

                      -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

LOCALIZA RENT A CAR S.A.

1. Consolidated Financial Statements Together with Report of Independent Public Accountants - LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES - December 31, 2000 and 1999 - (Translation of the report originally issued in Portuguese)

2.Minute of the Board of Directors Meeting held on June 20, 2000

3.Minute of the Board of Directors Meeting held on September 30, 2000

4.Minute of the Extraordinary General Meeting held on September 30, 2000

5.Minute of the Board of Directors Meeting held on October 02, 2000

6.Minute of the Board of Directors Meeting held on November 29, 2000

7.Minute of the Board of Directors Meeting held on December 05, 2000

8.Minute of the Board of Directors Meeting held on December 26, 2000

9.Minute of the Extraordinary General Meeting held on December 28, 2000

10.Minute of the Board of Directors Meeting held on December 29, 2000

11.Minute of the Extraordinary General Meeting held on December 31, 2000

12.Minute of the Board of Directors Meeting held on April 16, 2001

13.Minute of the Extraordinary and Ordinary General Meeting held on April 16,
2001

14.Minute of the Board of Directors Meeting held on April 26, 2001

15.Minute of the Board of Directors Meeting held on April 30, 2001

16.Minute of the Board of Directors Meeting held on May 31, 2001

17.Minute of the Extraordinary General Meeting held on June 01, 2001

18.Consolidated Bylaws held on June 01, 2001

                Consolidated Financial Statements Together with
                    Report of Independent Public Accountants

                   LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                           December 31, 2000 and 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                 (Translation of the report originally issued in
              Portuguese. See Note 19 to the financial statements.)

To the Shareholders and Board of Directors of

       Localiza Rent a Car S.A.:


(1) We have audited the individual (Company) and consolidated balance sheets of LOCALIZA RENT A CAR S.A. (a Brazilian company) and subsidiaries as of December 31, 2000 and 1999, and the related statements of income, changes in shareholders' equity, and changes in financial positions for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial positions of Localiza Rent a Car S.A. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in accordance with accounting practices emanating from Brazilian corporate law and requirements of the CVM (Brazilian Securities Comission), as described in Note 2.

(4) We have also audited the supplementary information included in Note 18 and the Attachment to the financial statements referring to the consolidated financial positions of the Companies as of December 31, 2000 and 1999, considering as current assets the portions of the operating vehicles to be sold within 1 year and as noncurrent assets the other portions. In our opinion, the adoption of this accounting practice better reflects the consolidated financial positions of the Companies as of those dates, in accordance with accounting practices emanating from Brazilian corporate law.

Belo Horizonte, March 8, 2001


ARTHUR ANDERSEN S/C


Jose Carlos Amadi
Engagement Partner

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                   BALANCE SHEETS--DECEMBER 31, 2000 AND 1999

                       (In thousands of Brazilian reais)

                  (Translation of the original in Portuguese)

                                  A S S E T S

                                             Company            Consolidated
                                        -----------------     ----------------
                                         2000       1999       2000      1999
                                        ------     ------     ------    ------
CURRENT ASSETS:
  Cash and cash equivalents              87,283    78,040     100,240    82,127
  Accounts receivable, net               18,027    12,229      32,609    18,764
  Other                                  14,702    10,579      14,195    10,733
                                         ------   -------    --------  --------
                                         20,012   100,848     147,044   111,624
                                         ------   -------     -------  --------

NONCURRENT ASSETS:
  Escrow deposits                        15,019    12,616      15,626    12,932
  Prepaid expenses                        2,404     3,158       2,404     3,158
  Receivables from affiliated companies      67     5,044           -     4,940
  Compulsory loans                        2,063     5,535       2,063     5,535
  Deferred taxes                          8,299     4,983       8,848     5,417
  Other                                       -       196          92       233
                                         ------    ------     -------  --------
                                         27,852    31,532      29,033    32,215
                                         ------    ------     -------  --------
PERMANENT ASSETS:
  Investments
    In subsidiaries                     146,000   109,179           -         -
    Other                                    62        62          62        62
  Property and equipment                131,397    84,615     268,273   194,788
  Deferred charges                        4,385    14,809       4,728    15,245
                                        -------   -------     -------   -------
                                        281,844   208,665     273,063   210,095
                                        -------   -------     -------   -------
Total assets                            429,708   341,045     449,140   353,934
                                        =======   =======     =======   =======



      The accompanying notes are an integral part of these balance sheets.

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                   BALANCE SHEETS--DECEMBER 31, 2000 AND 1999

                       (In thousands of Brazilian reais)

                  (Translation of the original in Portuguese)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                              Company          Consolidated
                                          -----------------   -----------------
                                           2000       1999       2000     1999
                                          ------     ------     ------   ------

CURRENT LIABILITIES:
  Loans and financing                       33,429     4,533    37,722    7,498
  Accounts payable                          10,685     1,702    18,430    3,375
  Payroll and related charges                6,508     3,934     8,859    6,706
  Proposed dividends                        15,000     7,526    15,000    7,526
  Taxes payable                              2,919     2,161     5,006    3,148
  Advances from customers                        2        35       472    2,494
  Other                                        413       779       839    1,352
                                           -------   -------   -------  -------
                                            68,956    20,670    86,328   32,099
                                           -------   -------   -------  -------

LONG-TERM LIABILITIES:
  Loans and financing                      195,540   178,900   195,540  178,900
  Reserve for contingencies                 19,616    15,896    21,173   17,044
  Other                                          -     1,307       418    1,510
                                           -------   -------   -------  -------
                                           215,156   196,103   217,131  197,454
                                           -------   -------   -------  -------

MINORITY INTEREST                                -         -        85      109
                                           -------   -------   -------  -------

SHAREHOLDERS' EQUITY:
  Capital                                  110,800    99,580   110,800   99,580
  Capital reserves                          11,962    21,736    11,962   21,736
  Revaluation reserve                        2,760     1,915     2,760    1,915
  Legal reserve                              3,315     1,041     3,315    1,041
  Retained earnings                         16,759         -    16,759        -
                                           -------   -------   -------  -------
                                           145,596   124,272   145,596  124,272
                                           -------   -------   -------  -------
Total liabilities and shareholders' equity 429,708   341,045   449,140  353,934
                                           =======   =======   =======  =======



      The accompanying notes are an integral part of these balance sheets.

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                              STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

          (In thousands of Brazilian reais, except earnings per share)

                  (Translation of the original in Portuguese)
                                                             Company                   Consolidated
                                                       --------------------       ----------------------
                                                       12.31.00    12.31.99       12.31.00      12.31.99
                                                       --------    --------       --------      --------
GROSS REVENUE FROM SERVICES AND SALES                   175,417     153,127        312,303       246,634
Deductions from gross revenue                           (10,616)     (8,722)       (16,219)      (12,040)
                                                       -------    --------       --------      --------
           Net revenue                                  164,801     144,405        296,084       234,594

COST OF SERVICES AND SALES                              (99,211)    (95,561)      (169,556)     (150,936)
                                                       --------    --------       --------      --------
           Gross profit                                  65,590      48,844        126,528        83,658
                                                       --------    --------       --------      --------

OPERATING INCOME (EXPENSES):
    General and administrative                           (4,605)     (6,079)        (8,032)       (7,308)
    Management compensation                              (1,209)       (547)        (3,676)       (3,205)
    Advertising and selling                             (18,029)    (14,716)       (25,169)      (21,088)
    Other operating expenses, net                           (90)           -          (183)          (64)
                                                       --------    --------       --------       --------
           Income from operations  before financial
             effects  and  participations                41,657      27,502         89,468        51,993

    Financial  income                                    15,378      18,877         16,455        19,802
    Financial  expenses                                 (24,657)    (23,609)       (25,775)      (24,518)
    Monetary and exchange variations:
           Assets                                         6,609      35,554          6,620        35,752
           Liabilities                                  (17,143)    (45,724)       (17,141)      (60,473)
           Equity in subsidiaries                        30,578       7,196              -             -
           Goodwill amortization                              -      (4,334)             -        (4,334)
                                                       --------    --------       --------      --------
           Income from operations                        52,422      15,462         69,627        18,222
                                                       --------    --------       --------      --------
NONOPERATING EXPENSES                                       (31)        (31)          (105)          (33)
                                                       --------    --------       --------      --------
           Income before profit sharing, income
             and social contribution taxes               52,391      15,431         69,522        18,189
                                                       --------    --------       --------     ---------
EMPLOYEE PROFIT SHARING                                  (2,527)     (2,191)        (3,914)       (3,366)
INCOME AND SOCIAL CONTRIBUTION TAXES                     (2,646)     (1,589)       (18,341)       (3,056)
                                                       --------    --------       --------      --------
           Net income before minority interest           47,218      11,651         47,267        11,767

MINORTY INTEREST                                              -           -            (49)         (116)
                                                        -------     -------        -------       -------
           Net income                                    47,218      11,651         47,218        11,651
                                                         ======      ======         ======        ======
           Earnings per share outstanding at yearend     R$3.07      R$0.76              -             -
                                                         ======      ======         ======        ======

        The accompanying notes are an integral part of these statements.

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                       (In thousands of Brazilian reais)

                  (Translation of the original in Portuguese)
                                                            Capital reserves
                                                          ----------------------                          Retained
                                                          Special                                         arnings
                                                          goodwill   Tax         Revaluation  Legal       accumulated
                                               Capital    reserve    incentives    reserve    reserve     eficit)       Total
                                              ---------   --------   ----------  -----------  --------    -----------   -------
BALANCES - DECEMBER 31, 1998                     94,659     21,672        64         1,915         910       1,715      120,935
Capital increase -
   With  reserves                                   453          -         -             -        (453)          -            -
   With  interest  on capital                     4,468          -         -             -           -           -        4,468
Net income                                            -          -         -             -           -      11,651       11,651
Allocation of income-
   Legal reserve                                      -          -         -             -         584        (584)           -
   Interest  on capital paid                          -          -         -             -           -      (5,256)      (5,256)
   Proposed dividends                                 -          -         -             -           -      (7,526)      (7,526)
                                                 ------     ------    ------         -----       -----      ------      --------
BALANCES - DECEMBER 31, 1999                     99,580     21,672        64         1,915       1,041           -      124,272
                                                 ======     ======    ======         =====       =====      ======     =======
Provision for adjustment to goodwill
   realizable value-CVM Instruction  No.349/01        -     (9,774)        -             -           -           -       (9,774)

Capital increase -
   With  reserves                                    85          -         -             -         (85)          -            -
   With  interest  on capital                    11,135          -         -             -           -           -       11,135
 Revaluation reserve                                  -          -         -            845          -           -          845
Net income                                            -          -         -             -           -      47,218       47,218
Allocation of income-
   Legal reserve                                      -          -         -             -       2,359      (2,359)           -
   Interest  on capital paid                          -          -         -             -           -     (13,100)     (13,100)
   Proposed dividends                                 -          -         -             -           -     (15,100)     (15,100)
                                                -------     ------    ------        ------       -----     -------      --------
BALANCES - DECEMBER 31, 2000                    110,800     11,898        64         2,760       3,315      16,759       145,596
                                                =======     ======    ======        ======       =====     =======      ========

        The accompanying notes are an integral part of these statements.

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                  STATEMENTS OF CHANGES IN FINANCIAL POSITION

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                       (In thousands of Brazilian reais)

                  (Translation of the original in Portuguese)

                                                                        Company               Consolidated
                                                                  -------------------     --------------------
                                                                  12.31.00   12.31.99     12.31.00    12.31.99
                                                                  --------   --------     --------    --------
 SOURCE OF FUNDS:
   From operations-
   Net income                                                      47,218      11,651       47,218      11,651
   Items not affecting working capital -
       Equity in subsidiaries                                     (30,578)     (7,196)           -           -
       Depreciation and amortization                               20,681      21,949       51,468      40,583
       Reserve for contingencies                                    3,761       4,046        4,349       5,261
       Deferred taxes                                               2,130         802        1,892         325
       Reversal of compulsory loan and respective
         adjustment to present value to long-term                   3,472        (802)       3,472        (802)

       Long-term monetary and exchange variations                  17,821      59,824       17,835      59,822
       Disposals  of property and equipment, net                   44,071      52,641       65,978      76,696
       Other, net                                                     149         (86)         168          91
                                                                  -------     -------      -------     -------
                                                                  108,725     142,829      192,380     193,627

   Other sources-
       Transfer of other noncurrent assets to current assets        5,319       3,298        5,433       3,347
       Capital increase with interest on capital                   11,135       4,468       11,135       4,468
       Interest on capital received                                    52       3,058            -           -
       Dividends received from subsidiaries                           865       1,134            -           -
           Other, net                                                   -         150          866           -
                                                                  -------     -------      -------     -------
       Total sources                                              126,096     154,937      209,814     201,442
                                                                  -------     -------      -------     -------

                                                                       Company               Consolidated
                                                                 --------------------     --------------------
                                                                 12.31.00    12.31.99     12.31.00    12.31.99
                                                                 --------    --------     --------    --------
USE  OF FUNDS:
   Net increase in noncurrent assets                                1,350       6,874        1,640       7,108
   Decrease in long-term liabilities                                1,168           -        1,222           -
    Transfers from long-term to current liabilities                 2,366       2,217        2,366       2,696
   Capital increased in subsidiary                                  7,160      46,203            -           -
   Additions to property and equipment                            110,689      69,535      189,992     162,400
   Goodwill on acquisition   of former franchisees                  4,385           -        4,385           -
   Interest  on capital paid                                       13,100       5,256       13,100       5,256
   Proposed dividends                                              15,000       7,526       15,000       7,526
   Other, net                                                           -           -          918         517
                                                                  -------     -------      -------     -------
   Total uses                                                     155,218     137,611      228,623     185,503
                                                                  -------     -------      -------     -------
INCREASE (DECREASE) IN WORKING CAPITAL                            (29,122)     17,326      (18,809)     15,939
                                                                   ======      ======       ======      ======


INCREASE (DECREASE) IN WORKING CAPITAL IS REPRESENTED BY:

   Working capital at end of year
       Current assets                                             120,012     100,848      147,044     111,624
       Current liabilities                                         68,956      20,670       86,328      32,099
                                                                  -------     -------      -------     -------
                                                                   51,056      80,178       60,716      79,525
   Less - Working capital at beginning of year                     80,178      62,852       79,525      63,586
                                                                  -------     -------     --------      ------
   INCREASE (DECREASE) IN WORKING CAPITAL                         (29,122)     17,326     (18,809)      15,939
                                                                   ======      ======      =======      ======


        The accompanying notes are an integral part of these statements.

                            LOCALIZA RENT A CAR S.A.

                                AND SUBSIDIARIES

                        NOTES TO THE FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2000 AND 1999

       (In thousands of Brazilian reais, except when otherwise indicated)

                   (Translation of the original in Portuguese)

1. OPERATIONS

Localiza Rent a Car S.A. is a publicly-held corporation, with headquarters in Belo Horizonte - State of Minas Gerais. The Company is managed by 4 of its main executives (founders) and 11 investment funds of DLJ (Donaldson, Lufkin & Jenrette) Merchant Banking, managed by CSFB (Credit Suisse First Boston), since August 2000.

As part of the Senior Notes  program (Note 12), the Company was listed with SEC
- Securities and Exchange Commission in the United States of America on March 10, 1998.

The Company and its subsidiaries operate in 4 business segments: car rental, fleet management, used car sales and franchising.

As of December 31, 2000, the Company's international structure, including the franchisees, comprised 430 agencies in 268 cities (206 in Brazil and 62 in 9 Latin America countries). Of the 318 agencies in Brazil, 63 are operated by the Company and the remaining by franchisees. The Company's franchise system is managed by the subsidiary Localiza System Ltda., which charges royalties from franchisees and reimbursement of advertising expenses incurred to promote Localiza's brand name and services.

As of December 31, 2000, the fleet was composed of 27,092 vehicles (21,092 in 1999) , of which 19,821 (14,339 in 1999) were owned by the Company (including 10,850 - 8,161 in 1999 - from fleet rental segment), 6,005 (5,622 in 1999) were owned by Brazilian franchisees and the remaining by international franchisees. The Company renews its fleet after 12 months, and a significant portion is sold to final consumers through 10 (12 in 1999) used car sales agencies located in 10 (12 in 1999) Brazilian cities.

The Company's fleet management business, conducted by the subsidiary Total Fleet S.A., rents cars to companies under contracts which can be terminated upon 30-day prior notice and payment of contractual fines ranging from 30% to 50% of the contract remaining payments, depending on contracting terms and renewal covenants. The lease period for fleet cars varies from 12 to 36 months.

Fleet maintenance and insurance costs are shared between the Company and the lessee in a proportion agreed to by the parties.

         (a) Merger of parent companies

In the Extraordinary Shareholders' Meeting held on June 30, 1998, shareholders approved the merger of parent companies PAR-LIZA Ltda. and LIZA-PAR S.A. (DLJ Merchant Banking's affiliates), which held 33% of the Company's capital stock.

The merger of PAR-LIZA Ltda. and LIZA-PAR S.A. was carried out based on the related market values (which substantially approximated book values), based on expected future profitability, determined through an appraisal report prepared by a specialized company.

The goodwill generated on the merger was R$40, which was added to the goodwill originally paid by the parent companies on the acquisition of the investment in the Company ( R$21,632) in March 1997, totaling R$21,672. As of December 31, 1999, the amount was recorded in deferred charges against a credit to the goodwill reserve account, in shareholders' equity, and was being amortized over 5 years as from June 1998. According to CVM Instruction No. 349/01, the goodwill was adjusted to its realizable value on January 1, 2000 and reclassified to noncurrent assets, and will be amortized over the remaining period (Note 15 - b).

         (b) Start-up of new subsidiaries

On January 1, 1999, Prime Prestadora de Servicos S/C Ltda., established on November 16, 1998, and formerly named Autovenda S/C Ltda., started its activities rendering services related to purchase and sale of cars and accessories for Localiza's group companies.

On January 1, 1999, Total Fleet S.A., established on December 1, 1997 and formerly named Smart Fleet Management S.A., started its car rental and fleet management activities.

         (c) Capital increase in subsidiaries

On January 1, 1999, the Company contributed capital in Total Fleet S.A. through contribution of R$36,779 in assets (including R$ 35,009 in vehicles) and R$5,382 in liabilities ( R$4,648 referring to advances from customers). The amounts of assets, rights and liabilities refer to the book net value stated in Localiza's Rent a Car S.A. books, on December 31, 1998. Additionally, during the first quarter of 1999, R$5,093 was contributed in currency.

On January 1, 1999, the Company sold part of its vehicle fleet to Total Fleet S.A., for R$22,903, through a vehicle purchase and sale agreement with debt assumption, subject to exchange variation. On January 31, 1999, the Company repaid the debt arising from the above-mentioned agreement, in the amount of R$ 37,900, plus R$ 600 in currency. During the year, several advances for future capital increase were made, which were fully repaid on December 31, 1999, in the amount of R$ 27,470.

On September 30, 2000, the Company contributed capital in Total Fleet S.A. through capitalization of advances for future capital increase made during the year, in the amount of R$7,160.

On January 11, 1999, the Company increased capital in the amount of R$ 190 in Prime Prestadora de Servicos S/C Ltda..

On August 13, 1999, the Company contributed capital in Localiza System Ltda., in the amount of R$ 685. These funds were used for purchasing the remaining 60% interest in subsidiary Localiza Master Franchisee Argentina S.A., for R$ 337, generating a goodwill of R$467 on such operation. This goodwill is being amortized on a straight-line basis over 5 years, and was classified as deferred charges in the consolidated financial statements. Concurrently with the above operation, Localiza System Ltda. contributed capital in the subsidiary, in the amount of R$ 346. On November 3, 1999, another capital contribution in the subsidiary was made, in the amount of R$ 171.

(d) Acquisition and merger of franchisees

In the second semester of 2000, Localiza Rent a Car S.A. started to operate directly in the operation areas of former franchisees in the regions of Uberlandia-Uberaba and Santa Catarina State.

This process involved the acquisition and subsequent merger of spun-off companies of former franchisees Auto Locadora Coelho Ltda. (Auto Locadora Locar S.A.), which operate in Ubelandia and Uberaba cities, Minas Gerais State; and Monza Autolocadora Ltda. (Auto Locadora Locare S.A.), which operates in Florianopolis, Blumenau, Itajai, Criciuma, Navegantes, Joinville and Forquilha cities, Santa Catarina State.

The merger of the Santa Catarina region operations resulted in a goodwill generated based on expected future profitability in the amount of R$2,800, recognized in deferred charges. Starting January 2001, goodwill will be amortized at a 20% p.a. rate.

Goodwill generated on the merger of Uberaba-Uberlandia operations was based on expected future profitability (R$1,585) and the difference in market value of fleet vehicles (R$1,813). Starting January 2001, goodwill will be amortized at a 20% p.a. rate.

2. PRESENTATION OF FINANCIAL STATEMENTS


The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and regulations from CVM (the Brazilian Securities Commission). In spite of not having shares traded on stock exchange, the Company adopts the CVM requirements to prepare its financial statements, in order to provide transparency to its operation disclosure process. The operating vehicles were classified in property and equipment, regardless of the estimated realization or replacement period, according to CVM requirements.

The following principal accounting practices were adopted:

       (a) Cash and cash equivalents--Stated at cost, plus income earned to the balance sheet date, when applicable.

       (b) Allowance for doubtful accounts--Recognized in an amount considered sufficient to cover possible losses on the realization of receivables taking into consideration past experience, current financial situation of the Company's customers and past-due notes.

       (c) Investments--Investments in subsidiaries are carried under the equity method. Other investments are stated at cost, monetarily restated to December 31, 1995.

       (d) Property and equipment -- Stated at cost, monetarily restated to December 31, 1995. Property and equipment is depreciated on the straight-line basis at annual rates of 20% for vehicles, 20% for EDP equipment, 4% for constructions in own properties and 10% for other items. Leasehold constructions and improvements are amortized over the lease period. Land is stated at cost plus revaluation (Note 10).

       (e) Deferred charges -- The balance as of December 31, 1999 refers to the goodwill originated from the merger of the parent companies PAR-LIZA Ltda. and LIZA-PAR S.A. In 2000, this goodwill, net of the provision for adjustment to market value, was reclassified to noncurrent assets, according to CVM Instruction No. 349/01 (Notes 1 and 15 b). The remaining goodwill generated on the merger of former franchisees Auto Locadora Locar S.A. and Auto Locadora Locare S.A will be amortized at a 20% p.a. rate.

       (f) Indemnities and claims--The Company recognizes a provision for possible indemnities arising from accidents caused by cars rented to customers, based on the opinion on its legal counsel. Historically, the Company has not experienced material losses on these indemnities. The Company does not contract risk insurance policies involving collision damage and theft. These losses are recorded when incurred.

       (g) Income and social contribution taxes--Calculated taking into consideration tax legislation in force and recognized in net income at its gross amount. When realization is expected in the short and medium terms, the Company recognizes deferred tax asset (tax losses and intertemporal effects) referring to income tax available for offset against future income. Its subsidiaries recognize deferred tax asset referring to income and social contribution taxes, in view of the expected realization of future income.

       (h) Assets and liabilities in foreign currencies or subject to monetary restatement--Assets and liabilities in foreign currencies are translated into reais at the exchange rate reported by the Central Bank of Brazil at the balance sheet date. Assets and liabilities in reais and subject to contractual or legal indexation are restated at the balance sheet date through the application of the related index. Gains and losses arising from exchange and monetary variations are recognized in income on a current basis.

       (i) Earnings per share -- Calculated based on the number of shares outstanding at the balance sheet date.

       (j) Interest on capital--Interest paid to shareholders, calculated in accordance with Law No. 9,249/95, was recorded in the Company`s books in the income statement under financial expenses, as required by tax legislation. Only for the purpose of publication of the financial statements, interest paid was presented as a charge to retained earnings.

       (k) Use of estimates - The preparation of financial statements requires management to make estimates and assumptions, in its best judgment, that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.


3. CONSOLIDATED FINANCIAL STATEMENTS

The financial statements were prepared in conformity with the legislation in force and with the standards and procedures established by CVM ( Brazilian Securities Commission) and include the accounts of the parent company, Localiza Rent a Car S.A., and of the subsidiaries listed in Note 9.

In consolidation, the Company's interest in the shareholders' equity of the subsidiaries as well as the balances of assets and liabilities, revenues, costs, expenses and unrealized profits arising from intercompany transactions were eliminated.

Note 18 and Attachment to the financial statements present the consolidated financial position of the Companies, considering the classification of operating vehicles in accordance with the realization or replacement expectations of such assets.


4. CASH AND CASH EQUIVALENTS

As of December 31, 2000 and 1999, the balance was composed as follows:

                                             Company            Consolidated
                                       -------------------  -------------------
                                       12.31.00   12.31.99  12.31.00   12.31.99
                                       --------   --------  --------   --------

Cash and banks                            4,897        747     6,113     4,277
Temporary cash investments - foreign
    Fixed-income securities              34,775     30,075    34,775    30,075
Temporary cash investments - domestic
    Federal government securities        43,676     45,059    48,393    45,189
    Bank certificates of deposit          3,935      2,159    10,959     2,586
                                         ------     ------   -------    ------
                                         87,283     78,040   100,240    82,127
                                         ======     ======   =======    ======


As of December 31, 2000, the consolidated balances of investments in federal government securities and bank certificates of deposit referred to medium-term investments, negotiable and with high liquidity in the market. Approximately 28% of this total were remunerated based on CDI (Interbank Deposit
Certificates) and the remaining, based on the U.S. dollar variation plus interest at market rates.

From November 1998 to December 1999, based on Circular No. 2,677 of the Central Bank of Brazil - International Transfers of Reais, the Company invested funds abroad. As of December 31, 2000, these funds were invested in fixed-income securities composed of Senior Notes issued by the Company, denominated in U.S. dollars and subject to average interest of 23.4% p.a.

As of December 31, 2000 and 1999, the consolidated portfolio indexed to the U.S. dollar variation corresponded to 78% and 92%, respectively, of total cash and cash equivalents and can be represented as follows:

                                              Consolidated
                                          --------------------
                                          12.31.00    12.31.99
                                          --------    --------
Federal government securities               42,995      45,059
Temporary cash investments - Foreign        34,775      30,075
                                            ------      ------
                                            77,770      75,134
                                            ======      ======


5. ACCOUNTS RECEIVABLE

As of December 31, 2000 and 1999, the balance was composed as follows:

                                        Company            Consolidated
                                  -------------------  -------------------
                                  12.31.00   12.31.99  12.31.00   12.31.99
                                  --------   --------  --------   --------
Car rental                          16,367     13,244    27,842     16,616
Used car sales                       4,001      1,275     6,090      2,483
Franchising                              -          -     1,691      2,098
                                    ------     ------    ------     ------
                                    20,368     14,519    35,623     21,197
Allowance for doubtful accounts     (2,341)    (2,290)   (3,014)    (2,433)
                                    ------     ------    ------     ------
                                    18,027     12,229    32,609     18,764
                                    ======     ======    ======     ======


6. OTHER CURRENT ASSETS

As of December 31, 2000 and 1999, the balance was represented by:

                                          Company            Consolidated
                                    -------------------  -------------------
                                    12.31.00   12.31.99  12.31.00   12.31.99
                                    --------   --------  --------   --------
Prepaid expenses-
   Senior Notes program (Note 12)        878        893       878       893
   Hedging operations  (Note 17)       1,374          -     1.374         -
    Other                                 47         32        47        32
Prepaid income and social
   contribution taxes                  3,329          -     3,343         -
Recoverable taxes                      2,619      8,386     2,656     8,386
Assets  for sale (Note 9)              5,050          -     5,050         -
Other                                  1,405      1,268       847     1,422
                                      ------     ------    ------    ------
                                      14,702     10,579    14,195    10,733
                                      ======     ======    ======    ======


As of December 31, 1999, the consolidated balances of income and social contribution taxes were recorded in their net amounts in liabilities. As of December 31, 2000, the Company's balances of income and social contribution taxes refer to amounts paid in advance, presented netof liabilities balances. .

As of December 31, 2000, the balances of recoverable taxes refer, mainly, to withhold income tax on temporary cash investments , in the amount of R$2,474 (R$7,837 in 1999).

In January 2001, assets for sale were negotiated with third parties, for a value higher than book value.

7. ESCROW DEPOSITS

As of December 31, 2000 and 1999, the balance was composed of:

                                            Company            Consolidated
                                      -------------------  -------------------
                                      12.31.00   12.31.99  12.31.00   12.31.99
                                      --------   --------  --------   --------
PIS on revenue                           2,610      2,533     2,700      2,614
PIS on other revenues                      376        227       402        239
COFINS on other revenues                 1,777      1,049     1,894      1,104
Finsocial                                  867        804       867        804
Income and social contribution taxes     4,193      3,661     4,193      3,457
SEST/SENAT and SESC/SENAC                2,806      2,593     2,980      2,675
SAT                                        377        147       542        208
Labor                                    1,265      1,297     1,265      1,297
Other                                      748        305       783        534
                                        ------     ------    ------     ------
                                        15,019     12,616    15,626     12,932
                                        ======     ======    ======       ====


These deposits were made in connection with pending litigation. Related reserves for contingencies are stated in Note 14, when applicable.


8. COMPULSORY LOANS

As of December 31, 2000 and 1999, balance was composed as follows:

                                      Company and consolidated
                                      ------------------------
                                      12.31.00        12.31.99
                                      --------        --------
  Compulsory loans - vehicles            1,980           7,823
  Compulsory loans - fuel                   83              83
  Present value adjustment                   -         (2,371)
                                         -----          ------
                                         2,063           5,535
                                         =====           =====

Pursuant to Decree-Law No. 2,288 of July 23, 1986, the Company paid a percentage on the amount of vehicles purchased, as compulsory loans to the National Development Fund (FND) while such Law was in force. The Company filed a lawsuit against the Federal Government, so as to recover these loans, and was granted a favorable decision from Court on July 1, 1996, through the issue of a precatory note in the amount of R$6,385, received in September and October 1997.

Considering the delay in receiving the amount loaned and the economic plans which did not consider the inflationary index on original amounts, the Company filed another lawsuit to recover the monetary restatement of these loans. It was granted a favorable decision from Court on March 16, 1998, which set the amount to be recovered at R$7,823.

On March 8, 2000, the Federal Government succeeded in excluding the amount related to monetary restatement (R$ 5,843) from the total amount due, through a bill of review filed against the previous unfavorable decision. Thus, the Company was entitled to receive the portion corresponding to interest incurred in the referred period only, in the amount of R$1,980.

The Company's legal counsel expects that such credit will be realized by the end of 2002, even though there is no guarantee that it will occur, since it depends on the availability of Government's funds.


9. INVESTMENTS IN SUBSIDIARIES

As of December 31, 2000 and 1999, balance was composed as follows:

                                            12.31.00        12.31.99
                                            --------        --------
Subsidiaries-
   Localiza System Ltda.                       1,040           1,349
   Total Fleet S.A.                          144,918         107,830
   Prime Prest. De Serv. S/C Ltda.                42               -
                                             -------         -------
                                             146,000         109,179
                                             =======         =======

The principal information on subsidiaries is as follows:
                                                                       Interest
                                      --------------------------------------------------------------------------
                                            Capital (%)            In shareholdersequity            In income
                                      ----------------------      -----------------------      ------------------
                                      12.31.00      12.31.99      12.31.00       12.31.99        2000        1999
                                      --------      --------      --------       ---------     -------       ----
Direct subsidiaries-
Localiza System Ltda.
   Capital - 1,115,540 quotas             92.5          92.5         1,040          1,349         608       1,435
Total Fleet S.A.
   Capital - 109,630,000 shares          100.0         100.0       144,918        107,830      29,928       5,810
Prime Prest. Serv. S/C Ltda.
   Capital - 5,000 quotas                 99.9          99.9            42              -          42        (49)
Indirect subsidiary-
Localiza Master Franc. Argentina
   Capital - 197,000 shares               92.5          92.5            49            436        (402)        (34)

Investments in subsidiaries for the year was as follows:
                                                             Company                    Consolidated
                                                        --------------------        ------------------
                                                         2000          1999          2000        1999
                                                        ------       -------        -----        -----
Balance at beginning of year                            109,19           440            -           9
Capital contribution                                     7,160       105,885            -           -
Capital reduction                                            -          (150)           -           -
Equity in  subsidiaries
                                                        30,578         7,196            -           -
Initial consolidation effects                                -             -            -          (9)
Dividends and interest on capital received                (917)       (4,192)           -           -
                                                       ------        -------          ----        ----
                                                       146,000       109,179            -           -
                                                       =======       =======           ===         ===

 Principal related-party transactions balances are summarized as follows:

                                           Company              Consolidated
                                     -------------------    -------------------
                                     12.31.00   12.31.99    12.31.00   12.31.99
                                     --------   --------    --------   --------
     Dividends receivable

          Localiza System Ltda.             -        185           -          -
                                                     ===
     Accounts receivable -

         Current assets

         Total Fleet S.A.                 655         79           -          -

         Noncurrent assets

         Locapar - Part. Adm. Ltda.         -      4,940           -      4,940
         Localiza System Ltda.             67        104           -          -
                                        -----      -----       -----      -----
                                           67      5,044           -      4,940
                                        -----      -----       -----      -----
                                          722      5,123           -      4,940
                                        =====      =====        ====       ====

     Dividends and interest on capital received

         Total Fleet S.A.                   -      3.000           -          -
         Localiza System Ltda.            917      1.192           -          -
                                         ====       ====           -          -
     Car rental revenue

         Total Fleet S.A.               1.282      1.360           -          -
                                         ====       ====           -          -
     Car sales revenue

         Total Fleet S.A.                 564          -           -          -
                                         ====       ====           -          -
     Cost of cars sold

         Total Fleet S.A.                 564          -           -          -
                                         ====       ====           -          -
     Other revenues

         Total Fleet S.A.                  65          -           -          -
                                         ====       ====           -          -


Amounts receivable from Locapar Participacoes e Administracao Ltda. in 1999 basically refer to the sale of Alterosa Estacionamentos Ltda., whose main asset was a land in the city of Sao Paulo. As of December 31, 2000, this land was tranferred to Localiza to pay a then existing debt, since Localiza merged Alterosa. The referred land amount is recorded as a current asset - assets for sale.


10. PROPERTY AND EQUIPMENT

As of December 31, 2000 and 1999, balance was composed as follows:

                                          Company              Consolidated
                                    -------------------    -------------------
                                    12.31.00   12.31.99    12.31.00   12.31.99
                                    --------   --------    --------   --------
  Operating vehicles                 135,254     86.383     310.337    213.503
  Properties                             897        784         897        784
  Leasehold improvements               3,832      3.504       3.858      3.523
  Information technology equipment,
      fixtures and other               9,608      9,910      10,463     10,528
                                     -------    -------     -------    -------
                                     149,591    100,581     325,555    228,338
  Accumulated depreciation and
      amortization                  (21,406)   (18,333)    (60,494)    (35,917)
                                    --------   -------     -------     -------
                                     128,185     82,248    265,061     192,421
  Land                                 3,212      2,367      3,212       2,367
                                     -------    -------    -------     -------
                                     131,397     84,615    268,273     194,788
                                     =======     ======    =======     =======


Property and equipment, as of December 31, 2000, includes the amount of R$2,760 (R$1,915 in 1999), in connection with land revaluationperformed in 1996 and 2000, based on an appraisal report prepared by a specialized company.

11. DEFERRED CHARGES

As of December 31, 2000 and 1999, balance was composed as follows:
                                                                        Company                 Consolidated
                                                                -------------------------  -------------------------
                                                                   2000         1999          2000         1999
                                                                ------------  -----------  ------------ ------------
   Goodwill on Par-Liza Ltda.'s and Liza-Par S.A.'s

       Merger                                                            -       21,672             -       21,672
   (-) Accumulated amortization                                          -       (6,863)            -       (6,863)
   Goodwill on Auto Locadora Locar S.A.'s merger - (Note 1)                           -                          -
                                                                     2,800                      2,800
   Goodwill on Auto Locadora Locar S.A.'s merger - (Note 1)
                                                                     1,585            -         1,585            -
   Goodwill on Localiza Master Franchisee Argentina S.A.                 -            -           467          467
   (-) Accumulated amortization                                          -            -          (124)         (31)
                                                                    ------       ------        ------       ------
                                                                     4,385       14,809         4,728       15,245
                                                                    ======       ======        ======       ======

Goodwill generated on subsidiaries' mergers was adjusted and reclassified in 2000, as mentioned in Notes 1 (a), 2 (e) and 15.


12. LOANS AND FINANCING

As ofDecember 31, 2000 and 1999, balance was as follows:

                                           Company and Consolidated
                             --------------------------------------------------
                              Annual interest rates (%)
                             ---------------------------
                               12.31.00       12.31.99     12.31.00    12.31.99
                             -----------    ------------   --------    --------
   Foreign currency - US$

     Senior Notes              10.25            10.25       200,495     183,433

   Local currency - R$

     Compror                 CDI+1.81 to     CDI+3.04 to
                               2.06            22.71         32,713      2,965
                                                                 54          -
     Other                                                  -------    -------
                                                            233,262    186,398
                                                             37,722      7,498
Short-term                                                  -------    -------
                                                            195,540    178,900
Long-term                                                   =======    =======



On October 1, 1997, the Company concluded a fund raising operation abroad through the placement of securities called Senior Notes. in the amount of US$100 million, falling due in a single installment in 2005 and interest of 10.25% p.a., payable semiannually on April 1 and October 1 of each year. At the discretion of the Company, these notes can be redeemed, totally or partially, as from January 1, 2001.

Funds were obtained to finance the existing fleet, to expand activities and to meet the Company's working capital needs.

Expenses incurred in the program, including charges and commissions, totaling R$5,004, were classified as prepaid expenses and will be amortized over the total debt term. As of December 31, 2000, the amount to be amortized was R$3,228 (R$3,966 in 1999); of which R$878 (R$893 in 1999) were classified as short-term.

The Company and its subsidiaries should comply with certain restrictive clausesofthe Senior Notes program. In case the conditions set forth in the program are not met (default), except for some circumstances, these restrictive clauses will limit, among other things, the Company's capacity to pay dividends above legal minimum limits, and to repurchase shares and make certain payments and investments, if, after these operations, the following events arise: (i) the contractual clauses contained in the Senior Notes program are not complied with, (ii) the Company is unable to raise further funds due to indices set forth in the Senior Notes contract, and (iii) payments made by the Company exceed the limits established in the program. Noncompliance with a contractual clause also includes the incapacity of the Company and its subsidiaries to comply with certain contractual restrictions of the Senior Notes program. These contractual restrictions include limitations to the capacity of the Company and its subsidiaries to (i) incurr certain additional indebtedness, (ii) pledgeg some assets, (iii) carry out certain transactions with related companies, (iv) carry out certain sales and leaseback transactions, and (v) carry out certain merger, acquisition and sales of companies transactions. As of December 31, 2000, the Company complied with contractual restrictions, in all their material respects.

As of December 31, 2000, the total long-term debt will be fully paid in 2005.

The balanceof R$32.713,  as of December 31, 2000, refer to short-term financing
- COMPROR, which is subject to annual interest rates based on the CDI variation plus annual fixed rates of 1.81% and 2.06%. Such fnancing were obtained with Brazilian financial institutions, with no collateral.

13. SALARIES AND PAYROLL CHARGES

As of December 31, 2000 and 1999, balance was composed as follows:
                                                             Company                  Consolidated
                                                      ----------------------      ----------------------
                                                      12.31.00      12.31.99      12.31.00      12.31.99
                                                      --------      --------      --------      --------
    Management compensation                              1,760           262         1,955         1,255
    Accrued vacation pay                                 1,344         1,123         1,850         1,562
    40% indemnity-FGTS(severance pay fund)               1,056           877         1,423         1,187
    Provision for employees' profit sharing              1,905         1,334         2,872         2,109
    INSS (social security contribution)                    295           231           459           338
    FGTS                                                    73            58           110            83
    Other                                                   75            49           190           172
                                                         -----         -----         -----         -----
                                                         6,508         3,934         8,859         6,706
                                                         =====         =====         =====         =====

The Company distributes profits to employees based on their categories and performance evaluations.

The Company opted for recognizing a provision for severance pay in connection with dismissals, corresponding to a 40%-indemnity on the FGTS balance, considering the non-voluntary dismissals record and dismissals in prior year.

As of December 31, 2000, Total Fleet S.A. transferred administrative employees and Management members to Localiza Rent a Car S.A.. As from that date, payroll and Management compensation expenses began to be reimbursed to Localiza Rent a Car S.A. by Total Fleet S.A., according to previously-defined apportionment criteria.


14. RESERVE FOR CONTINGENCIES

As of December 31, 2000 and 1999, balance was composed as follows:

         (a) Reserves

                                          Company              Consolidated
                                     -------------------   -------------------
                                     12.31.00   12.31.99   12.31.00   12.31.99
                                     --------   --------   --------   --------
PIS on revenue                          3,519      3,201      3,609      3,304
PIS onother revenues                      348        223        378        237
COFINS on other revenues                1,608      1,030      1,745      1,090
Finsocial                               2,588      2,289      2,588      2,289
Income andsocial contribution taxes       563        563      1,059      1,046
SEST/SENAT and SESC/SENAC               3,492      2,937      3,638      2,999
SAT                                       394        159        570        217
Labor                                   2,520      3,182      2,520      3,182
Civil                                   1,555      1,110      1,935      1,185
Tax contingencies                       2,947          -      2,947          -
Other                                      82      1,202        184      1,495
                                       ------     ------     ------     ------
                                       19,616     15,896     21,173     17,044
                                       ======     ======     ======     ======


The Company has been challenging the collection of certain taxes in court. Reserves for contingencies were recognized based on the opinion of its legal counsel.

    o PIS on revenue- The Company and its subsidiary Localiza System Ltda. have been challenging the collection of PIS levied on revenue as provided for by Provisional Measure No. 1,212/96, in the approximate amount of R$3,609 (R$3,304 in 1999), of which R$2.700 (R$2.614 in
           1999) are deposited in an escrow account.

    o PIS and COFINS on other revenues--The Company and its subsidiaries have been challenging the collection of PIS and COFINS on other operating revenues, as provided for by Law No. 9,718/88 in the amount of R$2,123 (R$1,327 in 1999), of which R$2,296 (R$1,343 in
           1999) are deposited in an escrow account.

    o Finsocial- Between 1988 and 1992, the Company and its subsidiary Localiza System Ltda. paid this contribution at the rate of 0.5%, in accordance with the legislation then in force. Subsequently, the rate was gradually increased to 2%. The Company and its subsidiary Localiza System Ltda. are challenging such increase and, based on the decision of the Supreme Court of July 29, 1997, it believes that the amounts related to the rate increase will be recoverable. As of December 31, 2000 this reserve amounts to R$2,588 (R$2,289 in 1999), of which R$867 (R$804 in 1999) were deposited in an escrow account. In July 1999, the Company registered a petition requesting for a portion of the above-mentioned deposits (R$1,026), deposited during the lawsuit process, to be converted to the Federal Government revenues. so as it could benefit from the acquittal granted by Law No. 9,779/99. If the petition is accepted by the Brazilian Finance and confirmed by Federal Court, the recognized amounts will be reversed and the remaining deposit balance will then be calculated.

    o Income and Social Contribution Taxes-- Due to inspections conducted in prior years, the Company and its subsidiary Localiza System Ltda. were assessed mainly due to:

          (i) Tax authorities alleged that certain accounting records for 1989 were inadequate, resulting in arbitration by authorities; and

          (ii) Tax authorities are questioning the recording of expenses not evidenced or not required to support operations.

The Company and its subsidiary Localiza System Ltda. based its defense on prior decisions by the Supreme Court and legislation in force. As of December 31, 2000, total contingencies amounted to R$4,900 (R$10,800 in 1999), for which the Company recognized a reserve of R$1,059 (R$1,046 in 1999), of which R$4,193 (R$3,457 in 1999) was deposited in an escrow account.

Management does not expect related decisions to impact significantly the companies' financial position or results of operations.

    o SEST/SENAT, SESC/SENAT and SEBRAE -- The Company and its subsidiaries are challenging these payroll related charges in court, since it does not carry out commercial or transport activities, in the approximate amount of R$3,811 as of December 31, 2000 (R$3,022 in 1999). Of this amount, R$2,849 (R$2,691 in 1999) (SEST/SENAT -
           R$2,188, SESC/SENAC - R$792 and SEBRAE R$64) are deposited in an escrow account. Assessments in connection with SESC/SENAC contributions against Localiza Rent a Car S.A. are not recognized at the balance sheet date, since the Company's legal counsel expects a favorable decision.


    o SAT-The Company and its subsidiaries are challenging the application of such payroll contribution in court, sincethis tax is regulated by a decree, not by a law.. An injunction was filed for the recovery of the amount paid from July 1991 to March 1999, in the approximate amount of R$4,000, with payable amounts from other social security contributions on payroll. Another injunction was filed, in order to suspend the collection of other amounts payable.
           In spite of being granted a preliminary injunction, the Company and its subsidiaries are still making deposits in an escrow account, , in the amount of R$542 as of December 31, 2000 (R$208 in 1999), the reserve for which totals R$570 as of December 31, 2000 (R$217 in 1999).

    o Labor contingencies - The Company is a party to a number of labor claims, mainly related to overtime payment and related payroll charges. Management, based on the opinion of its legal counsel, believes that the amount accrued for these claims is sufficient to cover possible losses. As of December 31, 2000, the maximum liabilities involved in suchclaims are of approximately R$8,200; the amount of R$2,520 (R$3,182 in 1999) is recognized as a provision, of which R$1,265 (R$1,297 in 1999) were deposited in an escrow account.

    o Civil contingencies- The Company is a party to a number of civil lawsuits, mainly related to claims for indemnities arising from damages caused to third parties by rented cars. Management, based on the opinion of its legal counsel,, believes that the amount accrued for these claims - R$1,935 in 2000 and R$1,185 in 1999, is sufficient to cover possible losses. Of this amount, R$373 were deposited in an escrow account.

    o      Tax  contingencies  -   Estimated  tax  contingencies  are  based on
           analyses of pending lawsuits, and on the opinion of the Company's legal counsel.

         (b) Other

    o ICMS (State VAT) on transfers of vehicles - The Company has been assessed in connection with transfers of vehicles between its branches, mainly by the state of Minas Gerais. In 1998, the Finance Department of the state of Minas Gerais replied favorably to a consultation by Localiza and declared it exempt from ICMS (a nontaxpayer). As a consequence, most administrative tax proceedings filed against Localiza were cancelled. In other Brazilian states, Localiza is still challenging, at administrative and legal levels, the taxation of ICMS on these transfers;its legal counsel, based on precedents, believe that the Company has probable chances of a favorable outcome. As of December 31, 2000, the contingency amounted to approximately R$2,100 (R$2,237 in 1999) and no reserve has been considered necessary.

    o ICMS on cars sold - The Company has been assessed in connection with the collection of ICMS on used cars sales in a number of states. As of December 31, 2000, these assessments amount to approximately R$18,900 (R$13,520 in 1999), and no reserve has been recognized for such assessments. Localiza has been challenging these assessments in court, by alleging that such sales are not ICMS taxed. Legal counsel believes that the Company has probable chances of a favorable outcome. In 1998, the Company was granted a favorable reply from the Finance Department of the state of Minas Gerais, which declared it an ICMS nontaxpayer, in connection with used cars sales.

    o Salary premium for education - The Company and its subsidiaries filed an injunction for the right to offset amounts payable related to salary premium for education; The Company has been challenging the constitutionality of the collection in the period from March 1989 to December 1996 (approximately R$3,000 -- historical value), in which it paid such contribution. This amount is not recorded as a receivable in the Company's financial statements.

    o ISS - The Company has been received a number of tax assessment notices in connection with this tax, in the approximate amount of R$7,300 as of December 31, 2000 (R$1,100 in 1999). These
            assessments basically refer to ISS levy on refunded fuel revenues charged to customers. The Company has not recognized a reserve for these contingencies, as it believes it has probable chances of a favorable decision, based on the opinion of its legal counsel and on previous Court decisions.

The Company's management, based on the opinion of its legal counsel, does not believe that related Court decisions will have a significant impact on its financial position and results of operations. Except for the reserves stated above, it also believes that no other reserve is required.

15. INCOME AND SOCIAL CONTRIBUTION TAXES


         (a) Deferred income and social contribution taxes in current assets

Deferred income and social  contribution taxes classified in current assets are composed as follows:
                                                                 Company                       Consolidated
                                                         -------------------------      --------------------------
                                                         12.31.00        12.31.99        12.31.00        12.31.99
                                                         --------        --------        --------        --------

   Deferred taxes arising from-
      Tax losses and  social  contribution  tax loss          226               -             226               -
         carryforwards

      Temporary differences in deductibility of
         reserves-
            Allowance for doubtful accounts                    86             130             249             179
            Adjustment to present value                         -             593               -             593
                                                             ----            ----            ----            ----
                                                              312             723             475             772
                                                             ====            ====            ====            ====

         (b) Deferred income and social contribution taxes in noncurrent assets

Deferred income and social  contribution  taxes classified as noncurrent assets are as follows:
                                                                   Company                      Consolidated
                                                            ---------------------           ---------------------
                                                             2000            1999            2000            1999
                                                             ----            ----            ----            ----
   Deferred taxes arising from -
    Tax losses and social contribution tax loss
         carryfowards                                           -             981               -             981

    Tax effect on subsidiaries' merger -  CVM
         Instruction No. 349/01                             3,562               -           3,562               -
      Temporary differences in  deductibility of
         reserves-
       Reserve for contingencies                            4,289           3,550           4,724           3,887
       Reserve for FGTS                                       264             219             378             316
       Other                                                  184             233             184             233
                                                           ------          ------          ------          ------
                                                            8,299           4,983           8,848           5,417
                                                           ======          ======          ======           =====

According to CVM Instruction No. 349/01, the Company recognized, retroactively to January 1, 2000, a reserve to adjust goodwill on merger of Par-Liza Ltda. and Liza-Par S.A. (former Localiza Rent a Car S.A.'s parent company) to its realizable value, in the amount of R$9,774, as described in Note 1 (a) . This reserve, which was recorded against shareholder's equity - special goodwill reserve, correspondsto 66% of the amortized goodwill net value at that date. The remaining goodwill balance, net of the accrued reserve, related to the possibly realizable tax credit based on future results was reclassified to noncurrent assets.

(c) Income and Social Contribution taxes - reconciliation of nominal and effective expenses
                                                                   Company                 Consolidated
                                                            ---------------------     ----------------------
                                                              2000         1999          2000          1999
                                                            --------     --------     ----------     --------
Nominal expense                                             (16,954)       (4,899)      (22,307)      (5,485)
Adjustments to Nominal expenses -
      Equity in subsidiaries                                 10,396         2,662             -            -
      Interest  on capital                                    4,454         1,945         4,473        3,055
    Reversal of tax credit related to social                      -          (733)            -            -
         contribution tax loss carryforwards
      Other, net                                               (542)         (564)         (507)        (626)
                                                             ------        ------        --------      ------
Effective expense                                            (2,646)       (1,589)       (18,341)     (3,056)
                                                             ======         =====         =======      =====

Nominal income and social contribution tax rates applicable are as follows:

                                                    %
                                               ------------

  Corporate income tax                               15
  Surtax                                             10
  Social Contribution tax -
          - January to April 1999                     8
          - May 1999 to January 2000                 12
          - As from February 2000 on                  9


16. SHAREHOLDER'S EQUITY

(a)      Capital

As of December 31, 2000 and 1999, s capital comprises 15,360,000 registered common shares without par value. It can be increased, by an Administrative Counsel decision, up to the limit of 810,000 nominative preferred shares.

As of December 31, 2000, capital, in the amount of R$110,800 (R$99,580 in 1999) was composed as follows:

                                                       Common
                Shareholders                           shares             %
--------------------------------------------         ----------        -------
S.M. Participacoes e Administracao Ltda.              3,071,997          20.00
A.C.B.R. Participacoes e Administracao Ltda.          3,071,997          20.00
F.B.R. Participacoes e Administracao Ltda.            2,047,998          13.33
E.M. Participacoes e Administracao Ltda.              2,047,999          13.33
DLJMB Overseas  Partners II, C.V.                     3,225,217          21.00
DLJ First ESC L.P.                                      614,400           4.00
DLJMB Funding II, Inc                                   572,622           3.73
DLJ Diversified Partners, L.P.                          188,561           1.23
DLJ Offshore Partners II, L.P.                          158,599           1.03
DLJMB Overseas Partners II-A, C.V.                      128,443           0.84
UK Investment Plan 1997 Partners                         85,333           0.56
DLJ Diversified Partners-A, L.P.                         70,025           0.46
DLJ Millenium Partners, L.P.                             52,148           0.33
DLJ EAB Partners, L.P.                                   14,481           0.09
DLJ Millenium Partners-A, L.P.                           10,171           0.07
Board members                                                 9           0.00
                                                     ----------         ------
                                                     15,360,000         100.00
                                                     ==========         ======


The Company's bylaws provides that 25% of the income determined in each year, adjusted under the terms of Law, will be distributed as minimum dividends.

The Extraordinary Shareholders' Meeting, held on December 26, 2000, approved shareholders' compensation to be carried out as provided by Law No. 9,249/95. These were paid as interest on capital, amounting to R$13,100. At the same Meeting, a capital increase was approved, in the same amount paid to shareholders as interest on capital, net of withholding tax, in the amount of R$1,965. Furthermore, a portion of the Legal reserve, in the amount of R$ 85, was also contributed , totaling an increase of R$11,220 for 2000.

(d) Proposed Dividends

At the Annual Shareholders' Meeting, management proposed the distribution of R$ 15,000 as dividends from retained earnings recorded as of December 31, 2000, as follows:

Net income                                                   47,218
Legal reserve (5%)                                            2,359
                                                           --------
                                                             44,859
                                                           --------
Compulsory dividends (25%)                                   11,215
                                                           --------
Dividends and interest on capital:
   Proposed dividends                                        15,000
   Interest on capital paid                                  13,100
   Withholding income tax on interest on capital            (1,965)
                                                           --------
     Total gross                                             26,135
                                                              =====
Percentage on adjusted net income                             58.3%
                                                              =====
Dividends and interest on  capital per share (R$)              1.70
                                                              =====

The remaining retained earnings balance will be retained in order to be used in the investment plan, which will be proposed at the Annual Shareholders' Meeting.

The Company sponsors a stock option plan for some employees and directors (40 eligible participants in 2000). These options shall be exercised in a four-year period. In 1999 and 2000, 156,000 shares were granted, but no participant exercise their options.


17. FINANCIAL INSTRUMENTS

The Company's financial instruments are recorded in the balance sheet accounts as of December 31, 2000 and 1999, at amounts compatible with market values at those dates. These instruments are managed through operating strategies, aiming at liquidity, profitability and safety. The Company's control policy consists of continually checking contracted rates versus the ones prevailing in the market. The book value of these financial instruments equals to approximately its market or realizable value at the balance sheet date.

On November 24, 2000, the Company contracted a swap transaction, of the "US dollar purchase option" type (with "surrender clause"), the strike price of which is US$1.00 to R$2.020, totaling US$22,000 , as a hedge. The transaction is due on June 8, 2001. This transaction was contracted in order to protect the Company against US dollar exchange variation beyond the strike price. The commission paid to the financial institution was R$1,694, was recordedas current assets, and is amortized over the transaction period. As of December 31, 2000, the amortized amount was R$320.


18. SUPLEMENTARY INFORMATION - OPERATING VEHICLES

Operating vehicles are replaced according to defined parameters of service quality and contractual obligations with clients, so that the Company and its subsidiary, Total Fleet S.A.,are able to reasonably determine the proper timing to take vehicles off operation, make them available for sale and their effectivesale.

The proceeds from used cars sales account for a operating vehicles significant portion of the revenues and of the inflow of financial funds; it is a source for funds required for settling the Company's financial commitments and for purchasing new vehicles for the Company's and subsidiaries' fleet.

The companies' financial position is better reflected when operating vehicles are classified in their financial statements considering the companies' operating and financial cycles.

Accordingly, operating vehicles would be classified as current assets when sales are expected to occur in less than 12 months, and as noncurrent assets, when the vehicle will be sold after this 12-month period. The vehicles taken off the fleet and transferred to the POS should be classified as cars for sale, and the remaining ones as operating vehicles, as current and noncurrent assets, as applicable.

Based on theCompany's experience in this market, the realizable value of sold vehicles reflects devaluation and expenses incurred upon sale, equivalent, on average, to 20% of the historical cost of the vehicle for oneyear use.

In order to better reflect the consolidated financial positions of the Company and its subsidiaries as of December 31, 2000 and 1999, we included the balance sheets (consolidated, company and reclassified) as of December 31, 2000 and 1999, as supplementary information, in the Attachment to the Company's financial statements, based on the above- described criteria. The statements included in the Attachment comprise vehicles balances, as follows:

                                                  Consolidated
                                              -----------------------
                                                2000          1999
                                              --------      ---------
Vehicles to be sold
     Cost                                       16,595          4,278
     Accumulated depreciation                   (5,058)        (1,041)
                                                ------          ------
                                                11,537          3,237
                                                ======          =====
Operating vehicles

     Cost                                      293.741        209.225
     Accumulated depreciation                  (47.862)       (26.596)
                                               --------       --------
                                               245.879        182.629
     (-) Current assets                        158.179        102.749
                                               -------        -------
     Noncurrent assets                          87.700         79.880
                                                ======         ======



19. EXPLANATION ADDED FOR TRANSLATION
         TO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

                                                                   ATTACHMENT

                            LOCALIZA RENT A CAR S.A.

                                and SUBSIDIARIES

            BALANCE SHEETS - CONSOLIDATED, COMPANY AND RECLASSIFIED

                      (Note18 to the financial statements)

                       (In thousands of Brazilian reais)

                                  A S S E T S

                                                        Consolidated
                                                    ------------------------
                                                      2000             1999
                                                    --------         -------
Current:
    Cash and cash equivalents                        100,240          82,127
    Accounts receivable                               32,609          18,764
    Vehicles for sale                                 11,537           3,237
    Operating vehicles                               158,179         102,749
    Other                                             14,195          10,733
                                                     -------         -------
                                                     316,760         217,610
                                                     -------         -------

Noncurrent assets:
    Operating vehicles                                87,700          79,880
    Other                                             29,033          32,215
                                                     -------         -------
                                                     116,733         112,095
                                                     -------         -------

Permanent assets:                                     15,647          24,229
                                                     -------         -------
                    Total assets                     449,140         353,934
                                                     =======         =======


                          L I A B I L I T I E S  A N D

                      S H A R E H O L D E R S' E Q U I T Y


                                                        Consolidated
                                                     ---------------------
                                                       2000          1999
                                                     -------        ------
Current liabilities:
    Loans and financing                               37,722         7,498
    Accounts payable                                  18,430         3,375
    Proposed dividends                                15,000         7,526
    Other                                             15,176        13,700
                                                      ------        -------
                                                      86,328        32,099
                                                      ------        ------

Long-term liabilities                                217,131       197,454
                                                     -------       -------

Minority Interest                                         85           109
                                                     -------       -------

Shareholders' equity                                 145,596       124,272
                                                     -------       -------
Total liabilities and shareholders' equity           449,140       353,934
                                                     =======       =======

                                                * * * * * * * * * *

                            LOCALIZA RENT A CAR S.A
                            CNPJ: 16.670.085/0001-55
                               NIRE: 3130001144-5

                    Minute of the Board of Directors Meeting
                              as of June 20, 2000.

Date, time, place: June 20, 2000, at 10:00 o'clock at the Company`s hearquarter located at Av. Bernardo Monteiro, n: 1563, city of Belo Horizonte, State of Minas Gerais;

Attendance: With the totality of the members of the Administration Council, whereas: Mr. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Carlos Jose Garcia and Stefano Bonfiglio.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance to paragraph 4, of article 124 of the Law n 6.404/76.


Issues: i) To reexamine the balance statements as of the fiscal year ended December 31, 1999, taking into consideration the amendments held by CVM - Security Commission
          ii) To approve the republishing of the balance statements as of the fiscal year ended December 31, 1999
          iii) To authorize the Board of Directors to provide guarantee and suretyship in favor of the controlled companies and subsidiaries of LOCALIZA RENT A CAR S.A


Unanimous Deliberations:
          i) It was approved with no restrictions nor reserves the balance statements as of the fiscal year ended December 31, 1999, properly ratified in order to face the requirements of CVM - Security Commission.
          ii) It was approved the republishing of the balance statements as of the fiscal year ended December 31, 1999 in an official mean of communication whereas its pages shall be registered at the Board of Trade Department of the State where the company has its headquarters, taking into consideration the amendments held by CVM - Security Commission and
          iii) It was authorized for the Board of Directors to provide guarantee and suretyship in favor of the controlled companies and subsidiaries of LOCALIZA RENT A CAR S.A, retroactive to January 1, 2000.


Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant members of the Administration Council: JOSE SALIM MATTAR JUNIOR president of the Administration Council, ANTONIO CLAUDIO BRANDAO RESENDE vice president of the Administration Council and the remaining Councils, which are, EUGENIO PACELLI MATTAR, FRANCISCO SAVIO MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, CARLOS JOSE GARCIA and STEFANO BONFIGLIO;


             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 08/01/2000
                        Registered under the n: 2454972
                             the registering 58.475

                            LOCALIZA RENT A CAR S/A
                             Protocol n: 202409937
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                            LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                               NIRE 3130001144-5

                    Minute of the Board of Directors Meeting
                           as of September 30, 2000.


Date, time, place: September 30, 2000, at 09:00 o`clock, at the Company`s headquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the members of the Administration Council: Mr. Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.


Head: President Mr. Eugenio Pacelli Mattar, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance to paragraph 4 , of article 124 of the Law n 6.404/76.

Issues:
          i) To deliberate over the Capital Increase in Total Fleet S.A in the amount of R$ 7.160.000,00 (seven million, one hundred and sixty thousand Reals) paid through the capitalization of credits in the wholly subsidiary related to advances for future capital increase, existing until June 30, 2000.


Unanimous Deliberations:
          The Board of Councils of the Company, who attended the present meeting, pronounce favorable over the issue as follows: i) Capitalization of the account advances for future capital increase in the amount of R$ 7.160.000,00 (seven million, one hundred and sixty thousand Reals), so then issued 7.160.000 (seven million, one hundred and sixty thousand) common nominative shares, with no nominal value, all nominative to LOCALIZA RENT A CAR S.A

          To pronounce favorable over the deliberation to be held by the General Extraordinary Assembly, who shall authorize the Board of Directors of the capitalized Company to proceed with the capital increase hereof and take all the needed procedures to make effective the present issue.
          Minute of the Extraordinary General Meeting as of September 30, 2000.


The President and the Secretary of the meeting were authorized by the Board of Councils to separately sign the minute, after written approval of the final text, whereas it is approved the approval through fax or e-mail, by all the Councils.


Closing and writing up of the minute:
          With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc. The present session was handed to the Councils for reading and approval.

Reopened the session, after the written approval given by the Councils that are non resident in the Country, the minute was read, checked and signed by the President and the Secretary.

                      Belo Horizonte, September 30, 2000.

                             [illegible signature]
                           Jose Salim Mattar Junior
                                   President

                             [illegible signature]
                        Antonio Claudio Brandao Resende
                                   Secretary

             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 25/10/2000
                        Registered under the n: 2536612

                            LOCALIZA RENT A CAR S/A
                             Protocol n: 203225686
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                           LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                               NIRE 3130001144-5

                   Minute of the Extraordinary General Meeting
                           as of September 30, 2000.


Date, time, place: September 30, 2000, at 10:00 o`clock, at the Company`s headquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance to paragraph 4 , of article 124 of the Law n 6.404/76.


Issues:
          i) To approve the Capital Increase in the wholly subsidiary Total Fleet S.A in the amount of R$ 7.160.000,00 (seven million, one hundred and sixty thousand Reals) paid through the capitalization of credits in the wholly subsidiary related to advances for future capital increase, that now became paid capital. i) In the subsidiary shall be issued 7.160.000 (seven million, one hundred and sixty thousand) common nominative shares, with no nominal value, all nominative to LOCALIZA RENT A CAR S.A ii) The shareholders who attended the present session authorize the Board of Directors of the capitalized Company to proceed with the capital increase hereof and take all the needed procedures to make effective the present issue.


Closing and writing up of the minute:
          With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc.

Reopened the session, after the written approval given by the President and by the Secretary, it was checked and signed.

Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FER PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende; DLJMB OVERSEAS PARTENERS II, V.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Henrique da Silva Gordo Lang;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVI MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONGIGLIO represented by his proxy, Mr. Henrique da Silva Gordo Lang, and CARLOS JOSE GARCIA represented by his proxy, Mr. Henrique da Silva Gordo Lang.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                      Belo Horizonte, September 30, 2000.

                             [illegible signature]
                           Jose Salim Mattar Junior
                                   President

                             [illegible signature]
                        Antonio Claudio Brandao Resende
                                   Secretary

             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 25/10/2000
                        Registered under the n: 2536614

                            LOCALIZA RENT A CAR S/A
                             Protocol n: 203225694
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                            LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                               NIRE 3130001144-5

                    Minute of the Board of Dorectors Meeting
                            as of October 02, 2000.


Date, time, place: October 02, 2000, at 09:00 a.m., at the Company`s headquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the members of the Administration Council, whereas: Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the previous call was waived once all the Counselors attended the meeting.

Issues:
          i) To deliberate over the investment and the remaining needed procedures to the acquisition of the wholly share control of the Company named AUTO LOCARODA LOCAR S.A, based in the city of Florianopolis, originated from the merging of Auto Locadora Coelho Ltda, a company franchised of the brand LOCALIZA in the main cities of the state of Santa Catarina.


Unanimous Deliberations:
          The Board of Councils unanimously approved the issues, whereas:
          i) Subscribe 80.000 (eighty thousand) shares, correspondent to 53,33% (fifty three and thirty three percent) of the common nominative shares of the company named AUTO LOCADORA LOCAR S.A, originated from the merging of Auto Locdora Coelho Ltda, in a way that LOCALIZA and its subsidiary TOTAL FLEET S.A may exploit directly the activities of car and fleet rental in the cities of Florianopolis, Blumenau, Joinville, Itajai, Navegantes, Balneario de Camboriu, Criciuma, itapena, among other districts of the State of Santa Catarina.
          ii) It is authorized, herewith, the payment of R$ 4.000.000,00 (four million Reais), included the goodwill for the expectation of future profitability, for the acquisition of the company AUTO LOCADORA LOCAR S.A The company AUTO LOCADORA COELHO LTDA, manifested publicly its withdrawal of the company remainder of its merger, because of the capital decrease to be held, whereas it is approved herewith still, the payment of R$ 3.000.000,00 (three million Reais), for its owned shares. It is also approved the amalgamation of AUTO LOCADORA LOCAR S.A by LOCALIZA RENT A CAR S.A, with the intention to reduce costs and simplify the operations of its future wholly subsidiary.

          The president and the Secretary of the hereof session were authorized by the Board of Councils to separately sigh the minute, after approval of its final text, admitted such approval through fax or e-mail, by all the Councils.


Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc for further transcription in the proper book. The present meeting was sent to the Board of Councils, for reading and approval. Reopened the session, after the written approval given by the Concils, the minute was read, checked and signed.

                       Belo Horizonte, October 02, 2000.

                             [illegible signature]
                           Jose Salim Mattar Junior
                                   President

                             [illegible signature]
                        Antonio Claudio Brandao Resende
                                   Secretary
             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 04/12/2000
                        Registered under the n: 2550010
                            LOCALIZA RENT A CAR S/A
                             Protocol n: 203594762
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                            LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55
                               NIRE: 3130001144-5


                    Minute of the Board of Directors Meeting
                            as of November 29, 2000.


Date, time, place: November 29, 2000, at 09:00 o'clock at the Company`s hearquarter located at Av. Bernardo Monteiro, n: 1563, in Belo Horizonte-MG;

Attendance: With the members of the Administration Council, whereas: Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio e Carlos Jose Garcia.

Head:  President Mr. Eugenio  Pacelli  Mattar,  Secretary Mr.  Roberto  Antonio
Mendes.

Call: the previous call was waived once all the Counselors attended the meeting.


Issues:
          i) To deliberate over the loan to be given to the company MONZA AUTO LOCADORA LTDA - MONZA, as part of the procedures for acquisition of a new company, based in the city of Uberlandia, Minas Gerais;
          ii) To deliberate over the procedures for acquisition of a new company, which shall be named AUTO LOCADORA LOCARE S.A - LOCARE , originated through the merger of Monza , a franchised company of the brand LOCALIZA in the cities of Uberlandia and Uberaba, State of Minas Gerais.


Unanimous Deliberations:
          iii) It is approved, hereof, the payment of R$ 1.800.000,00 (one million and eight hundred thousand Reais), as a loan to the company Monza, a franchised company of the brand LOCALIZA, as part of the procedures for acquisition of shares of the company LOCARE, which shall be originated from the merger of the beneficiary company;
          iv) The acquisition of the company LOCARE shall take place in a way that LOCALIZA RENT A CAR S.A - LOCALIZA and its affiliated company TOTAL FLEET S.A may directly exploit the activities of car and fleet rental in the cities of Uberlandia and Uberaba, State of Minas Gerais.

          Minute of the Administration Council Meeting as of November 29, 2000. In case the above mentioned operation does not happen until December 31, 2000, the loan herewith given shall have its maturity date at such date.

          i) It is authorized the subscription of 166.500 (one hundred and sixty six thousand and five hundred ) common nominative shares, correspondent to 36,00% (thirty six percent) of the total of shares in the company LOCARE, equivalent to 62,47% (sixty two and fourty seven percent) of the total of the common nominative shares, by the adjusted price of R$ 5.476.000,99 (five million, four hundred and seventy six thousand, and ninety nine cents) which shall be paid in cash, within the term set in the Shareholders General Meeting), and the remaining debt related to the given loan, in accordance to (i)

          It is also authorized for the Board of Directors of LOCALIZA , after the subscription of the shares above mentioned, to proceed with the purchase of the shares of LOCARE, that belong to MONZA, through an amount of until R$ 3.710.000,00 (three million, seven hundred and ten thousand Reais).

          Finally, it was approved the amalgamation of the company LOCARE by LOCALIZA, immediately after the acquisition of the shares above mentioned, so as to reduce cost and simplify the current operation of the future wholly subsidiary.

          The president and the Secretary of the meeting were authorized by the Board of Councils to sigh separately the minute, after approval of its final text, whereas fax or e-mail approval of all Councils are accepted.

Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc for further transcription in the proper book. The present meeting was sent to the Board of Councils, for reading and approval. Reopened the session, after the written approval given by the Concils, the minute was read, checked and signed.

                       Belo Horizonte, December 29, 2000.

                             [illegible signature]
                            Eugenio Pacelli Mattar
                                   President

                             [illegible signature]
                            Roberto Antonio Mendes
                                   Secretary

             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 03/01/2001
                        Registered under the n: 2558899
                            LOCALIZA RENT A CAR S/A
                             Protocol n: 203812964
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                            LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                               NIRE 3130001144-5

                     Minute of the Board of Directrs Meeting
                            as of December 05, 2000.

Date, time, place: December 05, 2000, at 09:00 a.m., at the Company`s headquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the members of the Administration Council, whereas: Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the previous call was waived once all the Counselors attended the meeting.

Issues:
          i) To deliberate over the proposal for payment to the Director and minor shareholder of LOCALIZA SYSTEM LTDA, Mr. Aristides Luciano de Azevedo Newton, as a indemnity over the impact of losing its position caused on the volume of operation and potential royalties to be gained by LOCALIZA SYSTEM LTDA, franchising administrator of the brand LOCALIZA.

Unanimous Deliberations:
          i) Considering the acquisition by LOCALIZA of the franchised companies of the brand LOCALIZA in the cities of Florianopolis, Blumenau, Itajai, Criciuma, Navegantes, Joinvilille, Forquilhinha, State of Santa Catarina and of the cities of Uberlandia and Uberaba, State of Minas Gerais, deliberated in sessins of the hereof Council in the dates 10/02/2000 and 11/27/2000 respectively, whereas the franchising administrations was held by LOCALIZA SYSTEM LTDA and after evaluation of the potential losses in the operation volume and of generated royalties on behalf of such acquisitions, to which shall be subject to LOCALIZA SYSTEM LTDA and, consequently, its minor partner Mr Aristides Luciano de Azevedo Newton, the Board of Councils of LOCALIZA RENT A CAR S.A, based on studies held by the Board of Directory over the eventual impact caused on the profit and future dividends, they manifest favorably over the payment of R$ 344.827,58 (three hundred and fourty four thousand, eight hundred and twenty seven reais, and fifty eight cents), as compensation for the eventual losses. Mr. Aristides Luciano de Azevedo Newton shall:
          ii) Grant to LOCALIZA RENT A CAR S.A, full quittance, irrevocable, with nothing to complain about, in whatever regard; iii) It is declared entirely paid the referred proposed indemnity, renouncing, expressly, to any other current and future right related to the cause of such offered indemnity.


          The president and the Secretary were authorized by the Board of Councils to separately sign the present minute, after the approval of its final text, admitting approval through fax or e-mail, by all the councils.

Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc for further transcription in the proper book. The present meeting was sent to the Board of Councils, for reading and approval. Reopened the session, after the written approval given by the Concils, the minute was read, checked and signed.

                      Belo Horizonte, December 05, 2000.

                             [illegible signature]
                           Jose Salim Mattar Junior
                                   President

                             [illegible signature]
                        Antonio Claudio Brandao Resende
                                   Secretary
             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 07/03/2001
                        Registered under the n: 2580867
                            LOCALIZA RENT A CAR S/A
                             Protocol n: 010514562
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                            LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                               NIRE 3130001144-5

                    Minute of the Board of Directors Meeting
                            as of December 26, 2000.

Date, time, place: December 26, 2000, at 09:00 a.m., at the Company`s headquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the members of the Administration Council, whereas: Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Head: President Mr. Antonio Claudio Brandao Resende, Secretary Mr. Eugenio Pacelli Mattar.

Call: the previous call was waived once all the Counselors attended the meeting.

Issues:
          i) To deliberate over the interest credit to the shareholders, considered as interest on net worth, calculated over the equity, in accordance to art. 9 of the law 9.249 and alters introduced by article 78 of the law 9.430;
          ii) To deliberate over the capitalization of the interest that was credit to the shareholders at this date, as interest on net worth and as part of the balance of the legal reserve account, with following amendment of article 5, of the Bylaws.
          iii) To deliberate over the consolidation of the Bylaws, restated through deliberation of the present meeting

Unanimous Deliberations:
          i) It was approved with unanimity of votes the shareholder remuneration, in accordance to the law, as interest on net worth in a total amount of R$ 13.100.000,00 (thirteen million and one hundred Reais) whereas, net of withholding income tax, gets equivalent to R$ 1.965.000,00 (one million nine hundred and sixty five thousand Reals) which shall be credit at this date in accordance to the ratio of participation of each shareholder;
          ii) It was approved, without exceptions nor restrictions, the capitalization of the amount credit at this date, in accordance to the ratio of participation of each shareholder as remuneration of net worth in the amount of R$ 11.135.000,00 (eleven million one hundred and thirty five thousand reais), as well as the capitalization of part of the balance of the legal reserve account in the amount of R$ 84.900,00 (eighty four thousand and nine hundred Reais) with no subscription of new shares.

          Thus, deliberated favorably over the amendment of the article 5 of the Bylaws, whereas its content shall then be deliberate on a General Meeting to be held at the present date. iii) Consolidation of the bylaws, which content shall be approved on a General Meeting to be held at the present date.

          The president and the Secretary were authorized by the Board of Councils to separately sign the present minute, after the approval of its final text, admitting approval through fax or e-mail, by all the councils.

Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc for further transcription in the proper book. The present meeting was sent to the Board of Councils, for reading and approval. Reopened the session, after the written approval given by the Concils, the minute was read, checked and signed.

                      Belo Horizonte, December 26, 2000.

                             [illegible signature]
                        Antonio Claudio Brandao Resende
                                   President

                             [illegible signature]
                            Eugenio Pacelli Mattar
                                   Secretary
             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 29/12/2000
                        Registered under the n: 2558247
                            LOCALIZA RENT A CAR S/A
                             Protocol n: 203813499
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                          LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                               NIRE 3130001144-5

                   Minute of the Extraordinary General Meeting
                            as of December 28, 2000.


Date, time, place: December 28, 2000, at 10:00 o`clock, at the Company`s headquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the shareholders representing the total of the capital stock of the company.

Head: President Mr. Antonio Claudio Brandao Resende, Secretary Mr. Eugenio Pacelli Mattar.

Call: the press call was waived in accordance to paragraph 4, of article 124 of the Law n 6.404/76.


Issues:
          i) To deliberate over the approval of the evaluation of the lands, described as follows, by their values in the evaluation reports, issued by a specialized company of the Real State field, in accordance to what is writen in art. 8 of the Law 6.404/76. The differences over the accounting value of the goods shall be registered under the name Revaluation reserve, in a way to be part of the Balance Statements of the hereof company, as of the year ended December 31, 2000, in accordance to what is written in art. 182 of the Law 6.404/76.


Unanimous Deliberations:
          After unanimous approval of the evaluation reports presented in the hereof Extraordinary Assembly Meeting by PRECISAO ENGENHARIA DE AVALIACOES LTDA, enrolled at the General Taxpayer`s Register under n 25.468.885/0001-89, CREA/MG: 012489, hereof represented by its Director and Technical responsible for the evaluations, Mr. Francisco Maia Neto, civil engineer registered at CREA/MG n 34.1921D, the shareholders of the company decide to incorporate to the Balance Statement accounts the amount of R$ 844.216,60 (eighty hundred and forty four thousand, two hundred and sixteen Reais, and sixty cents), related to the reevaluation reserve of the lands listed as follows:
          i) Land located at Anhanguera Avenue, n 3530, Villa Nova, Goiania, Goias, registered within ns 14.377 and 14.380, in the notary public of the 3rd real state district of Goiania, Goias, with a market value of R$ 550.000,00 (five hundred and fifty thousand Reais), which results on a value for account entry as revaluation reserve as of R$ 20.000,00 (twenty thousand).
          ii) Land located at Visconde de Jequitinhonha, Avenue, n 1.145, Boa Viagem, Recife, Pernambuco, registered within ns 47.940, in the real state public notary 1 district, Recife, Pernambuco, with a market value of R$ 1.106.000,00 (one million, one hundred and six thousand Reais), which results on a value for account entry as revaluation reserve as of R$ 6.000,00 (six thousand Reais).
          iii) Land located at Otavio Mangabeiras Avenue, 1 square, Salvador, Bahia, registered within n 20.530, in the notary public of the 3rd real state district of Salvador, Bahia, with a market value of R$ 1.116.000,00 (one million, one hundred and sixteen thousand Reais),, which results on a value for account entry as revaluation reserve as of R$ 803.216,60 (eight hundred and three thousand, two hundred and sixteen Reais and sixty cents).


Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc for further transcription in the proper book. The present meeting was sent to the Board of Councils, for reading and approval. Reopened the session, after the written approval given by the Concils, the minute was read, checked and signed.

Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FER PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende; DLJMB OVERSEAS PARTENERS II, V.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Henrique Silva Gordo Lang;
JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVI MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO and CARLOS JOSE GARCIA.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                      Belo Horizonte, December 28, 2000.


                             [illegible signature]
                        Antonio Claudio Brandao Resende
                                   President

                             [illegible signature]
                            Eugenio Pacelli Mattar
                                   Secretary
             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 15/02/2001
                        Registered under the n: 2574617
                            LOCALIZA RENT A CAR S/A
                             Protocol n: 010377280
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                            LOCALIZA RENT A CAR S.A.
                            CNPJ: 16.670.085/0001-55

                               NIRE 3130001144-5

                    Minute of the Board of Directors Meeting
                            as of December 29, 2000.


Date, time, place: December 29, 2000, at 09:00 o`clock, at the Company`s headquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the members of the Administration Council, whereas: Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio and Carlos Jose Garcia.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Eugenio Pacelli Mattar.

Call: the previous call was waived once all the Counselors attended the meeting.


Issues:
          i) To deliberate over the sale proposal of the land located at Morumbi Avenue, n 8.234, Morumbi District, city of Sao Paulo, State of Sao Paulo.


Unanimous Deliberations:
          ii) The Board of Councils of the company that attended the hereof session, deliberated favorably over the effectiveness of the sale proposal located at Morumbi Avenue, n 8.234, Morumbi District, city of Sao Paulo, State of Sao Paulo, for the minimum value of R$ 6.000.000,00 (six million of Reais), to be paid shall take place in accordance to the specific clauses of the PURCHASE CONTRACT WITH A RESOLUTIVE CLAUSE, to be signed at the date of the contract effectiveness. The company accept to fulfill its obligations set in such contract, whereas its content is of entirely knowledge of the Board of Councils, who shall do all that is needed for the effectiveness of such sale, and the Board of Directory shall take all the steps needed for the effectiveness of such operation.


Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc for further transcription in the proper book. The present meeting was sent to the Board of Councils, for reading and approval. Reopened the session, after the written approval given by the Councils, the minute was read, checked and signed.


The president and the Secretary were authorized by the Board of Councils to separately sign the present minute, after the approval of its final text, admitting approval through fax or e-mail, by all the councils.

Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc for further transcription in the proper book. The present meeting was sent to the Board of Councils, for reading and approval. Reopened the session, after the written approval given by the Concils, the minute was read, checked and signed.

                      Belo Horizonte, December 29, 2000.

                             [illegible signature]
                           Jose Salim Mattar Junior
                                   President

                             [illegible signature]
                            Eugenio Pacelli Mattar.
                                   Secretary
             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 07/03/2001
                        Registered under the n: 2580867
                            LOCALIZA RENT A CAR S/A
                             Protocol n: 010514562
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                      Belo Horizonte, December 29, 2000.

                             [illegible signature]
                        Antonio Claudio Brandao Resende
                                   President

                             [illegible signature]
                            Eugenio Pacelli Mattar
                                   Secretary
             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 15/02/2001
                        Registered under the n: 2574617
                            LOCALIZA RENT A CAR S/A
                             Protocol n: 010377280
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                            LOCALIZA RENT A CAR S.A
                            CNPJ: 16.670.085/0001-55
                               NIRE: 3130001144-5

                   Minute of the Extraordinary General Meeting
                            as of December 31, 2000.

Date, time, place: December 31, 2000, at 10:00 o`clock, at the Company`s hearquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance to paragraph 4, of article 124 and article 133 of the Law n 6.404/76.


Issues:
          To deliberate over the following issues:
          i) To approve the protocol of amalgamation and justification, signed by the Board of Administrators of the company, at the hereof date, and by the Board of Administrators of AUTO LOCADORA LOCAR S.A, (Protocol of amalgamation of LOCAR), with the proposal for amalgamation of such company to the hereof company, extinguishing the shares that compose its Capital Stock, whereas its net equity is accountably evaluated in accordance to the Evaluation Report (LOCAR evaluation report), held by the specialized company Target Consultoria Empresarial S/C Ltda (Target), which shall be object to an analysis, approval and attached to the hereof minute in case of approval of the amalgamation
          ii) To approve the protocol of amalgamation and justification, signed by the Board of Administrators of the company, at the hereof date, and by the Board of Administrators of AUTO LOCADORA LOCARE S.A, ( Protocol of amalgamation of LOCARE ), with the proposal for amalgamation of such company to the hereof company, extinguishing the shares that compose its Capital Stock, whereas its net equity is accountably evaluated in accordance to the Evaluation Report (LOCAR evaluation report), held by the specialized company Target Consultoria Empresarial S/C Ltda ( Target ), which shall be object to an analysis, approval and attached to the hereof minute in case of approval of the amalgamation;
          iii) To ratify the point out of Target by the Board of Administrators of the company ad referendum of the hereof General Meeting, in accordance to the Protocol of amalgamation of LOCAR and to the Protocol of amalgamation of LOCARE, to proceed with the evaluation of the net equity of the companies to be amalgamated and the procedure of the Evaluation Report of LOCAR and the evaluation Report of LOCARE and
          iv) Other issues of the interest of the company.


Unanimous Deliberations:
          v) After clarification, it was totally approved the Protocol of amalgamation of LOCAR, which was draft by the hereof head, that shall be part of the hereof minute for all the legal purposes as ANNEX I
          vi) After the needed clarification, it was totally approved the Protocol of amalgamation of LOCARE, which was draft by the Head, that shall be part of the hereof minute for all the legal purposes as ANNEX II
          vii) It was ratified the point out of Target, to proceed with the evaluation of the net equity of LOCAR and of LOCARE, which shall be amalgamated to the company, and to the Evaluation Report of LOCAR and the evaluation Report of LOCARE, whereas such job is already concluded.


Closing:
          Considering the deliberation taken and the approval of the amalgamation proposal of the above mentioned companies, Mr President proposed the suspension of the hereof session, in a way to allow the evaluation of the Evaluation Report of LOCAR and the evaluation report of LOCARE by the shareholders. Approved the proposal, the shareholders are convened to reune again at 12 o`clock of this same day, for, on behalf of the LOCAR amalgamation and of the LOCARE amalgamation, deliberate over the approval of the processes.


Reopening:
          On December 31, 2000, at 12:00 o`clock, at the Company`s hearquarter, the session of the Extraodinary General Meeting was reopened, which had started at this same date at 10:00 o`clock, with the same head and with the attendance of all the shareholders and of the representative of Target Mr. Luiz Henrique da Silva Gomes.


Issues:
          i) To approve the Evaluation Report of LOCAR and the evaluation Report of LOCARE and
          ii) To authorize the administrators of the company to take the necessary procedures for the amalgamation of LOCAR and for the amalgamation of LOCARE.


Unanimous Deliberations:
          i) The Evaluation Report of LOCAR, the amalgamed company, was approved by its representatives, which, drafted by the head, becomes part of the hereof minute for any legal purposes as ANNEX III, and the amalgamation of it to the company, and thus its extintion, in accordance to the amalgamation report of LOCAR, and to the evaluation report of LOCAR
          ii) The Evaluation Report of LOCARE, the amalgamed company, was approved by its representatives, which, drafted by the head, becomes part of the hereof minute for any legal purposes as ANNEX IV, and the amalgamation of it to the company, and thus its extintion, in accordance to the amalgamation report of LOCARE, and to the evaluation report of LOCARE
          iii) The absorption, by the company, of the total net equity of LOCAR and of LOCARE, was held with no altering in the Capital Stock of the Company, once it is their sole shareholder. Because of the amalgamations hereof approved, the shareholder of LOCAR and of LOCARE received, in replacement of the owned shares of the Capital Stocks, the parcels referred to the totality of the net equity of the company
          iv) The Board of Directors of the company is authorized to take any complementary procedures to the hereof operation, specially those related to the filing and publishing of the amalgamation process of LOCAR and of LOCARE, and the effective transfer of their net equity, whereas, it is also authorized to take any procedure and sign any document needed to the complementation and implementation of the amalgamation of LOCAR and of the amalgamation of LOCARE, under the terms and conditions of the amalgamation report of LOCAR and of the amalgamation report of LOCARE. On behalf of the deliberation above taken, the companies LOCAR and LOCARE were declared extinct.


Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book. Reopened the hereof session, it was read and approved, and signed by the president and the secretary.


Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FER PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende; DLJMB OVERSEAS PARTENERS II, V.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Henrique Silva Gordo Lang;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVI MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO and CARLOS JOSE GARCIA. The representative of Target Consultoria Empresarial S/C Ltda: Mr. Luiz Henrique da Silva Gomes.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                             [illegible signature]
                                   President
                        Antonio Claudio Brandao Resende

                             [illegible signature]
                                  Secretary J
                            Eugenio Pacelli Mattar


             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 19/04/2001
                      Registered under the n: 20010341811

                            LOCALIZA RENT A CAR S/A
                            Protocol n: 01/034181-1
                            Company: 42 9 0052810 3
                      Scrivener: Max Josef Reuss Strenzel
                             For the General Bureau
                             [illegible signature}

             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 07/03/2001
                        Registered under the n: 2580884

                            LOCALIZA RENT A CAR S/A
                             Protocol n: 010228292
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                            LOCALIZA RENT A CAR S.A
                            CNPJ: 16.670.085/0001-55
                               NIRE: 3130001144-5

                    Minute of the Board of Directors Meeting
                             as of April 16, 2001.


Date, time, place: April 16, 2001, at 09:00 a.m., at the Company`s hearquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the members of the Administration Council, whereas: Jose Salim Mattar Junior, Antonio Claudio Brandao Resende, Eugenio Pacelli Mattar, Francisco Savio Mattar, Aristides Luciano de Azevedo Newton, Messias da Silva Filho, Tarcisio Pinto Ferreira, Stefano Bonfiglio e Carlos Jose Garcia.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the previous call was waived once all the Counselors attended the meeting.


Issues:
          i) To approve the removal from office of the members of the current Board of Directors;
          ii) To approve the election and installation of the new Board of Directors;
          iii) To approve the proposal for payment of remuneration to the Company`s Statutory Board of Directors and to the Directors of its affiliated companies, for the lapse between the Ordinary General Meetings as of the years 2001 and 2002;
          iv) To ratify the proposal for payment of a special participation of the employees in the Company`s net profit and its affiliated companies, as of the year 2000.
          v) To deliberate over the presentation of the balance statements, The Administration Report and the proposal for destination of the net profit as of the fiscal year ended December 31, 2000, restated in accordance to the Law, as stated in article 192, of the Law 6.404/76 for future deliberation by a General Meeting to take place timely;
          vi) To deliberate over the ratification of the suggestion of Arthur Andersen S/C Ltda to be the independent accounting Company responsible for examining the Balance Statements.


Unanimous Deliberations:
          The Company`s Counselors that attended the meeting pronounced in favor of the issues above listed, whereas:
          i) After removed from office at the present date, the Board of Directors were reelected and installed, herewith, for their offices and duties until the Ordinary General Meeting that shall take place in the year 2002, whereas:

          |X| For the position of President Director - Mr. Salim Mattar Junior,
          Brazilian,   judicial   separated,   businessman,   with  an  ID  n:
          M-1.653.965 SSP/MG, and CPF: 071.823.766-87, Domiciled at Jose do Patrocinio Pontes Street, n 1600, Mangabeiras District;

          |X| For the position of Vice President Director, Administration Director - Mr. Antonio Claudio Brandao Resente, Brazilian, married,
          businessman,   with   an  ID   n:   M-578.679   SSP/MG,   and   CPF:
          076.364.666-00, domiciled at Aldo Casilo Street, n 21, in the District of Mangabeiras, Belo Horizonte-MG;

          |X| For the position of Vice President Executive Director, fleet rental Director - Mr. Eugenio Pacelli Mattar, Brazilian, judicial
          separated,   businessman,   with  an  ID  n:   MG-4.491,   and  CPF:
          130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, BeloHorizonte-MG;

          |X| For the position of Vice President Executive Director, car rental Director - Mr. Flavio Brandao Resende, Brazilian, not married, businessman, with an ID n: M-4.661, and CPF: 186.119.316-53, domiciled at Bahia Street, 2.577, apartment 6010, Lourdes District, BeloHorizonte-MG;
          |X| For the position of Director of Finance and Relations with the Investors - Mr. Roberto Antonio Mendes, Brazilian, married, administrator and accountant, with an ID n: M-120.278, and CPF:
          137.768.946-87, domiciled at Teixeira de Freitas Street, 155, apartment 1201, Santo Antonio District, in BeloHorizonte-MG;

          ii) It was approved the proposal for payment of remuneration to the Company`s Statutory Board of Directors and to the Directors of its affiliated companies for the lapse between the Ordinary General Meetings as of the years 2001 and 2002 of a total amount of R$ 4.500.000,00 (four million and five hundred Reals);
          iii) It was ratified, with no restrictions, the proposal for payment of a special participation of the employees in the Company`s net profit, as of December 31, 2000, added to the Labor collective settlement of employee participation in the Company`s net profit, filed in the Public Record 2 Oficio de Titulos e Documentos, on July 25, 2000, in the amount of R$ 621.029,06 (six hundred and twenty one thousand and twenty nine Reais), approved by the Company`s Board of Directors during the Session that took place on March 02, 2001
          iv) It was approved the presentation of the Balance Statements, The Administration Report as of the fiscal year ended December 31, 2000, whereas its content was officially press published and the proposal for destination of the net profit as of the fiscal year ended December 31, 2000, restated in accordance to the Law, whereas the amount of R$ 15.000.000,00 (fifteen million Reais) used for the payment of dividends to the shareholders, prorate to the shares owned at the date of the Balance Statement closing. The remaining balance was credit to the accumulated profit account;
          v) It was approved the suggestion of Arthur Andersen S/C Ltda to be the independent accounting Company responsible for examining the Balance Statements.

       Minute of the Administration Council Meeting as of April 16, 2001.


Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.


                             [illegible signature]
                                   President
                           Jose Salim Mattar Junior

                             [illegible signature]
                                   Secretary
                        Antonio Claudio Brandao Resende


             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 17/04/2001
                        Registered under the n: 2595496

                            LOCALIZA RENT A CAR S/A
                             Protocol n: 011111968
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                            LOCALIZA RENT A CAR S.A
                            CNPJ: 16.670.085/0001-55
                               NIRE: 3130001144-5

            Minute of the Extraordinary and Ordinary General Meeting
                             as of April 16, 2001.

Date, time, place: April 16, 2001, at 09:00 a.m., at the Company`s hearquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Call: the press call was waived in accordance to paragraph 4, of article 124 of the Law n 6.404/76.

Issues:
          i) To approve the proposal for payment of fees to the Company`s Statutory Board of Directors for the lapse between the Ordinary General Meetings as of the years 2001 and 2002;
          ii) To remove from office the members of the current Board of Administration;
          iii) To elect and install the new Board of Administration of the Company;
          iv) To  remove  from  office  the  members  of the  current  Advisory
          Council;
          v) To elect and install the new Advisory Council of the Company;
          vi) To approve the Administration`s report, the balance statements, the Income Statement, the statement of changes in Shareholder`s equity and the Statement of changes in financial position as of the fiscal year of 2000;
          vii) To deliberate over the proposal for the destination of the net profit as of the fiscal year ended December 31, 2000, restated in accordance to the law, as stated in article 192, of the Law 6.404/76;

Unanimous Deliberations:
          i) It was approved the amount of the global remuneration to the Company`s Statutory Board of Directors and to the Directors of its affiliated companies, as fees, in the amount of R$ 4.500.000,00 (four million and five hundred thousand Reais), for the lapse between the hereof General Meeting and the Ordinary General Meetings as of the year 2002;
          ii) It was approved, without reservation to the attendants, the removal from office of the member of the current Company`s Board of Administrators;
          iii) After that, the Company`s new Board of Administration was elected and installed in their offices for a 1 (one) year term , until the Ordinary General Meeting that shall take place in the year 2002, for its designations shall be properly set within the Company`s Bylaws, whereas the following shall not have the right to receive any remuneration throughout their mandate:
          |X|  Jose  Salim  Mattar  Junior,   Brazilian,   judicial  separated,
          businessman,   with  an  ID  n:   M-1.653.965   SSP/MG,   and   CPF:
          071.823.766-87, domiciled at Jose do Patrocinio Pontes Street, n 1600, Mangabeiras District;
          |X| Antonio Claudio Brandao Resente, Brazilian, married, businessman, with an ID n: M-578.679 SSP/MG, and CPF: 076.364.666-00, domiciled at Aldo Casilo Street, n 21, in the District of Mangabeiras, Belo Horizonte-MG;
          |X| Eugenio Pacelli Mattar, Brazilian, judicial separated, businessman, with an ID n: MG-4.491, and CPF: 130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, BeloHorizonte-MG
          |X| Francisco Savio Mattar, Brazilian, married, businessman, with an ID n: M-418.215, and CPF: 221.246836-91, domiciled at Pirapetinga Street, 537, apartment 2101, BeloHorizonte-MG;
          |X| Aristides Luciano de Azevedo Newton, Brazilian, married, businessman, with an ID n: M-14.595 SSP/MG, and CPF: 020.311.249-00, domiciled at Inconfidentes Street, 355, apartment 101, Funcionarios District, in BeloHorizonte-MG;
          |X| Tarcisio Pinto Ferreira, Brasilian, married, lawyer with an ID n: M-1.122.980 and CPF: 007.316.096-20, domiciled at Alameda Serra dos Orgaos, n 115, Condominio Vila Del Rey, in BeloHorizonte-MG;
          |X| Messias da Silva Filho, Brasilian, married, lawyer with an ID n:
          902.329 and CPF: 035.265.347-72, domiciled at Ouro Street, n 958, apartment 601, Serra District, in BeloHorizonte-MG
          |X| Stefano Bonfiglio, Italian, married, economist, with passport n:
          300625T,  domiciled in London,  United Kingdom, at 59 Cadogan Square,
          SW1;
          |X|  Carlos  Jose  Garcia,  Argentinean,   married,  national  public
          accountant, with passport n 11.986.164, domiciled in the City of Buenos Aires, in Demaria, 4550 - Floor 31B;

          i) The members of the current Advisory Council were removed from office;
          ii) It was approved, without reservation to the attendants, the election of the board of the Advisory Council, as follows:

          |X| Salim Mattar Junior, Brazilian, judicial separated, businessman, with an ID n: M-1.653.965 SSP/MG, and CPF: 071.823.766-87, domiciled at Jose do Patrocinio Pontes Street, n 1600, Mangabeiras District; |X| Antonio Claudio Brandao Resente, Brazilian, married, businessman, with an ID n: M-578.679 SSP/MG, and CPF: 076.364.666-00, domiciled at Aldo Casilo Street, n 21, in the District of Mangabeiras, Belo Horizonte-MG;
          |X|  Eugenio   Pacelli   Mattar,   Brazilian,   judicial   separated,
          businessman,  with  an ID  n:  MG-4.491,  and  CPF:  130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, BeloHorizonte-MG
          |X| Flavio Brandao Resende, Brazilian, not married, businessman, with an ID n: M-4.661, and CPF: 186.119.316-53, domiciled at Bahia Street, 2.577, apartment 6010, Lourdes District, BeloHorizonte-MG
          |X| Stefano Bonfiglio, Italian, married, economist, with passport n:
          300625T,  domiciled in London,  United Kingdom, at 59 Cadogan Square,
          SW1;
          |X| Karl Wyss, American, married, investment/merchant banker with passport n: 111172356, with domiciled at 3133 Rum Row, Naples, FL 33940, New York, NY, USA.
          |X|  Carlos  Jose  Garcia,  Argentinean,   married,  national  public
          accountant, with passport n 11.986.164, domiciled in the City of Buenos Aires, in Demaria, 4550 - Floor 31B;

          iii) The members of the Advisory Council hereof elected were properly installed in their office, for the term of the lapse until the next Ordinary General Meeting.
          iv) The Administration Report was submit to appreciation and was formally approved, whereas its content is filed along with the published Balance Statements. It was also herewith approved, without exceptions, reservation nor restrictions, the Balance Statements as of December 31, 2000, composed by the Balance Statements, the Income Statement, the statement of changes in Shareholder`s equity and the Statement of changes in financial position, all published in accordance to article 286 of the Law 6.404/76, at a previous date to this session, in accordance to the article 133, paragraph 4 of the Law 6.404/76;

          xi) Proceeding with the meeting, the shareholders decided to approve the proposal for the destination of the net profit as of the fiscal year ended December 31, 2000, as stated from article 192 to 203 of the Law 6.404/76 and in the Bylaws, in the amount of R$ 15.000.000,00 (fifteen million), paid as remuneration with dividends to the shareholders, prorate their owned shares, within the term set in article 205, paragraph 3, law 6.404/76. The remaining balance was credit to the accumulated profit account.

Closing and writing up of the minute:
          With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Minute of the Extraordinary and Ordinary General Meeting as of April 16, 2001.

Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FER PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende; DLJMB OVERSEAS PARTENERS II, V.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Henrique Silva Gordo Lang;
JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVI MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, STEFANO BONFIGLIO and CARLOS JOSE GARCIA.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.


                             [illegible signature]
                                   President
                           Jose Salim Mattar Junior

                             [illegible signature]
                                   Secretary
                        Antonio Claudio Brandao Resende


             BOARD OF TRADE DEPARTMENT OF THE STATE OF MINAS GERAIS
                    We certify the registering on 17/04/2001
                        Registered under the n: 2595766

                            LOCALIZA RENT A CAR S/A
                             Protocol n: 011111976
                    Scrivener: Augusto Pimenta de Portinary
                             For the General Bureau
                             [illegible signature}

                            LOCALIZA RENT A CAR S.A.

                          CNPJ n 16.670.085 /0001-55

                               NIRE: 3130001144-5

                    Minute of the Board of Directors Meeting
                             as of April 26, 2001.


Date, time, place: April 26, 2001, at 10:00 o`clock, at the Company`s hearquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance:  With the totality of the members of the Administration Council

Call: the previous call was waived once all the Counselors attended the meeting.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.


Issues:
         i) To remove from office the members of the Administration Committee for the Plan of Share purchase option (Option Plan);
          ii) To elect and install the new members of the Administration Committee for the Plan of Share purchase option (Option Plan);


Unanimous Deliberations:
         i)  After  removed  from  office  the  members  of the  Administration
         Committee for the Plan of Share purchase option, a praise vote was conceded to Mr Karl Wiss, who was removed from the committee, for its relevant services rendered to the company;
         ii) Herewith elected and installed, the new members of the Administration Committee for the Plan of Share purchase option, with a mandate that shall endure for an indeterminate term, whereas:
         |X|  Mr.  Salim  Mattar   Junior,   Brazilian,   judicial   separated,
         businessman,   with   an  ID  n:   M-1.653.965   SSP/MG,   and   CPF:
         071.823.766-87, Domiciled at Jose do Patrocinio Pontes Street, n 1600, Mangabeiras District;
         |X| Mr. Eugenio Pacelli Mattar, Brazilian, judicial separated, businessman, with an ID n: MG-4.491, and CPF: 130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, BeloHorizonte-MG;
         |X| Mr. Stefano Bonfiglio, Italian, married, economist, passport n 300625T, domiciled at the city of London, United Kingdom, at 59 Codogan Square, SWI and
         |X| Ari Jay Benacerraf, American, married, banker, passport n 110688637, domiciled at 1185 Park Avenue, apt 2-E, New York, NY.


Closing and writing up of the minute:
         With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc. The hereof minute was handed to the councils, to be read and approved. Reopened the session, after written approval by the councils, the hereof minute was read, checked and signed by the President and by the Secretary.

                         Belo Horizonte, April 26, 2001


                            Jose Salim Mattar Junior
                                   President


                        Antonio Claudio Brandao Resende
                                   Secretary

                            LOCALIZA RENT A CAR S.A.

                           CNPJ n 16.670.085 /0001-55

                               NIRE: 3130001144-5

                    Minute of the Board of Directors Meeting
                              as of April 30, 2001.


Date, time, place: April 30, 2001, at 10:00 o`clock, at the Company`s hearquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance:  With the totality of the members of the Administration Council

Call: the previous call was waived once all the Counselors attended the meeting.

Head: President Mr. Jose Salim Mattar Junior, Secretary Mr. Antonio Claudio Brandao Resende.

Issues:
          i) To ratify the approved price of the Option exercise (price of the Exercise) of R$ 21,50 (twenty one reais anf fifty cents) per share, for the Program of Share Purchase Option as of (Program 2001);
          ii) To elect and install the members of the Administration Committee for the Plan of Share purchase option (Option Plan);

Unanimous Deliberations:
         i) It was approved the Exercise Price of R$ 21,50 (twenty one reais and fifty cents) per share, to be restated in accordance to the
         General Price Index - IGP, calculated by the Getulio Vargas Foundation, taking as basis the month of April, 2001, calculated pro rata temporis, with exponential basis, up to the index of the month correspondent to its effective payment by the beneficiary of the Program 2001, at the time of the share purchase, in accordance to what is set in Program 2001, approved in a Administration Committee of the Option Plan of Share Purchase, held on April 27, 2001.

Closing and writing up of the minute:
         With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc. The hereof minute was handed to the councils, to be read and approved. Reopened the session, after written approval by the councils, the hereof minute was read, checked and signed by the President and by the Secretary.

                         Belo Horizonte, April 30, 2001


                            Jose Salim Mattar Junior
                                   President


                        Antonio Claudio Brandao Resende
                                   Secretary

                            LOCALIZA RENT A CAR S.A.

                          CNPJ n 16.670.085 /0001-55

                               NIRE: 3130001144-5

                    Minute of the Board of Directors Meeting
                              as of May 31, 2001.


Date, time, place: May 31, 2001, at 08:00 o`clock, at the Company`s hearquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Attendance:  With the totality of the members of the Administration Council

Call: the previous call was waived once all the Counselors attended the meeting.

Head: President Mr. Antonio Claudio Brandao Resende, Secretary Mr Eugenio Pacelli Mattar.


Issues:
          i) To deliberate over the loan to be given to the company LOCADORA MARAJO LTDA - MARAJO, as part of the procedures for acquisition of a new company, based in the city of Londrina, State of Parana. ii) To deliberate over the procedures for acquisition ao a new company, which shall be named LONDRINA LOCADORA LTDA. - LONDRINA, a company originated by the merger of MARAJO; (iii) To deliberate over the exclusion of Chapter VI, which includes articles 20 to 24, of the Bylaws, which refers to the implementation and obligations of the Advisory Council; (iv) to deliberate over the amendment of the caption of the article 10, of the Bylaws, to better express the corporate legislation in force. (v) To deliberate over the filing of the Bylaws of the company.


Unanimous Deliberations:
          The Councils deliberated favorably over the issues, whereas: (i) It is authorized the payment of R$500.000,00 (five hundred thousand), by LOCALIZA or by its subsidiary TOTAL FLEET S.A. - TOTAL FLEET, as a loan to MARAJO, a franchising company of the brand LOCALIZA in the cities of Londrina and Maringa, State of Parana, or to its majority partner UNIAO ADMINISTRADORA DE CONSORCIOS S.C. LTDA., as part of the procedures for share acquisition in the company LONDRINA, to be originated from the partial merger of MARAJO; The acquisition of the company LONDRINA shall take place in a way that LOCALIZA RENT A CAR S.A. - LOCALIZA and its subsidiary TOTAL FLEET may directly exploit the activities of car and fleet rental in the cities of Londrina and Maringa, State of Parana; In case of dissidence by any of the parties and the operation does not occur until December 2001, the loan hereof conceded shall have its maturity date finished at this date; It is also authorized herewith, the merger of the company LONDRINA by LOCALIZA, which shall take place within a proper time, in a way to reduce costs and simplify the operation of the future wholly subsidiary company. (iii) Exclusion of chapter VI, composed by the articles 20 to 24, and, afterward, extinct the Advisory Council of the Company, in accordance to the Bylaws in force, to be amended;
          (iv) they favorably deliberate, with no restrictions, over the amendment of the caption of the article 10 of the Bylaws, in accordance to article 146, of the law 6.404/76, changed by the law 10.194, as of 02.14.2001, the amendment of the caption of article 10 of the Bylaws to say that for members of the Administration Council, shall be elected natural persons, shareholders of the company, who are resident in Brazil or Abroad, in accordance to paragraph 2, which render conditional the hiring of proxies who are resident in the Country, with special powers to be served in suits proposed against it, in accordance to the corporate legislation, with a term coincident to the mandate to which they take position in their jobs. Thus, the article 10 shall then have the following content: Article 10 - The Administration Council shall be composed of 9 (nine) members, all shareholders resident in Brazil or abroad, elected annually by the Ordinary General Meeting, feasible to be reelected. Among the elected ones, the same General Meeting shall point the one who shall be the President. ; (iv) The councils deliberated favorably over the amendments to be held in the Bylaws, the renumbering of articles and chapters and filing separately to the session which approves it. The president and the Secretary of the hereof session were authorized by the Councils to sign separately the hereof minute, after approval of its final text, whereas it is accepted the approval by fax or e-mail, by all the councils.

Closing and writing up of the minute:
          With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc. The hereof minute was handed to the councils, to be read and approved. Reopened the session, after written approval by the councils, the hereof minute was read, checked and signed by the President and by the Secretary.

                          Belo Horizonte, May 31, 2001


                        Antonio Claudio Brandao Resende
                                   President


                             Eugenio Pacelli Mattar
                                   Secretary

                           LOCALIZA RENT A CAR S.A.

                            CNPJ 16.670.085/0001-55
                               NIRE 3130001144-5

                   Minute of the Extraordinary General Meeting
                              as of June 01, 2001.


Date, time, place: June 01, 2001, at 10:00 o`clock, at the Company`s hearquarter located at Av. Bernardo Monteiro, n: 1563, in the city of Belo Horizonte, State of MG;

Head: President Mr. Antonio Claudio Brandao Resende, Mr. Eugenio Pacelli Mattar, Secretary.


Attendance: With the Shareholders that represent the totality of the Capital Stock of the Company.


Call: the previous call was waived in face of the Article 124 and article 133 of the Law 6.404 as of December 15, 1976.


Issues:
i) (i) to approve the removal from office of the Advisory Council of the company, and consequently exclusion of the Chapter VI, which includes articles 20 to 24, of the Bylaws, with a consequent altering of the Caption of article 10, to better express it in accordance to the corporation law in force; (iii) to approve the consolidation of the Bylaws of the company.

Unanimous Deliberations:
The shareholders unanimously approved the removal from office of the Advisory Council of the company, and, to do so, decide to exclude from the Byways the Chapter VI, composed by the articles 20 to 24, with a consequent renumbering of the remaining chapters and articles; (ii) It was also approved, with no exceptions to the attendants, in accordance to the new content of Article 146, of the Law 6.404/76, changed by the Lei 10.194, as of 02.14.2001, the amendment of the caption of article 10 of the Bylaws to say that for members of the Administration Council, shall be elected natural persons, shareholders of the company, who are resident in Brazil or Abroad, in accordance to paragraph 2, which render conditional the hiring of proxies who are resident in the Country, with special powers to be served in suits proposed against it, in accordance to the corporate legislation, with a term coincident to the mandate to which they take position in their jobs. Thus, the article 10 shall then have the following content: Article 10 - The Administration Council shall be composed of 9 (nine) members, all shareholders resident in Brazil or abroad, elected annually by the Ordinary General Meeting, feasible to be reelected. Among the elected ones, the same General Meeting shall point the one who shall be the President.; i) (iii) After proceeded with the amendments, renumbered the articles and chapters and consolidated the Bylaws, the shareholders decided to file it separately to the present session.

Closing and writing up of the minute:
With no further deliberation to be held, Mr President conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc, for further transcription in the proper book, which, after read and approved, was signed by all.

Attendant Shareholders: SM PARTICIPACOES E ADMINISTRACAO LTDA. P. Jose Salim Mattar Junior, ACBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Antonio Claudio Brandao Resende. EM. PARTICIPACOES E ADMINISTRACAO LTDA. P. Eugenio Pacelli Mattar, FBR PARTICIPACOES E ADMINISTRACAO LTDA. P. Flavio Brandao Resende;

DLJMB OVERSEAS PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, II-A, C.V. OFFSHORE PARTNERS II, C.V., DLJ DIVERSIFIED PARTNERS, L.P., DLJ DIVERSIFIED PARTNERS, A.L.P., DLJMB FUNDING II, INC., DLJMB MILLENIUM PARTNERS L.P., DLJMB MILLENIUM PARNTERNS-A, L.P., DLJ EAB PATNERS, L.P, UK INVESTMENT PLAN 1997 PARTNERS, and DLJ FIRST ESC L.L.C, all represented by their proxy, Mr. Henrique da Silva Gordo Lang;

JOSE SALIM MATTAR JUNIOR, ANTONIO CLAUDIO BRANDAO RESENDE, EUGENIO PACELLI MATTAR, FRANCISCO SAVIO MATTAR, ARISTIDES LUCIANO DE AZEVEDO NEWTON, TARCISIO PINTO FERREIRA, MESSIAS DA SILVA FILHO, JOSE OLYMPIO DA VEIGA PEREIRA and EDUARDO ALCALAY.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                         Belo Horizonte, June 01, 2001


                        Antonio Claudio Brandao Resende
                                   PRESIDENT


                             Eugenio Pacelli Mattar
                                   SECRETARY

                              CONSOLIDATED BYLAWS
                                       OF
                            LOCALIZA RENT A CAR S.A.

CHAPTER I.- NAME, PRINCIPAL PLACE OF BUSINESS, OBJECT AND DURATION

Article 1. - LOCALIZA RENT A CAR S.A. is a joint-stock Company (sociedade anonima), and shall be governed by these Bylaws and by its applicable laws and regulations.

Article 2. - The Company has its headquarters and venue at Avenida Bernardo Monteiro, No. 1563, in the City of Belo Horizonte, State of Minas Gerais. It may open, transfer or close branches, agencies, offices, and any other establishments upon resolution of the Executive Board.

Article 3 - The object of the Company is:

(i) the rental of cars, of fleets of cars and their alienation after their useful life runs out;
(ii) the exploitation and licensing of trademarks and franchises in Brazil and overseas

Article 4.-The Company shall endure for an indeterminate term.

Chapter II. - Capital and shares

Article 5. - The Capital Stock of the Company is R$110.800.000,00 (one hundred and ten million and eight hundred thousand reais) divided into 15,360,000 (fifteen million, three hundred and sixty thousand) no-par common registered shares, with no nominal value.

paragraph 1 - Without any alterations in the rights and restrictions that are inherent in the terms of this article, all the Company's shares may be transformed, through deliberation of Administration Council, into book-entry shares and remain deposited in the account of the financial institution designated by the Administration Council under the name of its holders, without the issuance of certificates, in accordance to articles 34 and 35 of the Law # 6,404 as of 12/15/1976, whereas, in accordance with the article 3 of article 35 of the above-mentioned law, a fee may be charged from the Shareholders. paragraph 2 - the Company may, through an authorization of the Board of Directors, redeem its own shares for the purpose of cancellation or to deposit in the treasury department for later disposal in accordance with applicable laws and regulations.

Article 6.- The Company is hereby authorized to increase its Capital Stock, without a statutory reform, up to an additional 810,000 (eight hundred and ten thousand) nominative preferential shares paragraph 1 - It shall be of the responsibility of the Administration Council to deliberate on the issuance of shares within the limits of the authorized capital. The issue price will be fixed by the Administration Council without unjustifiably spread of the participation ratio of the previous shareholders, even if they have the preemptive right for subscription, taking into consideration, alternatively or jointly: (a) the profitability perspectives of the Company; (b) the equity value of the stock; (c) the stock quotation in the stock market or in the organized over-the-counter market, whereas, according to market conditions, a premium shall be allowed.

paragraph 2 - The issuance of stocks, debentures or beneficiary parts convertible in stocks and in subscription bonuses that are either sold in the stock market or through public offering, or the trading of stocks within public offerings for gathering controlling majority, may disregard the preemptive right for exert, upon the Administration Council`s criteria which shall concede to the shareholders priority in stock subscription of one or both types of stocks.

paragraph 3 - The stocks may be issued regardless of following a ratio between classes and types paragraph 4.- The issuance of preferential shares is subject to the limits of the law.

paragraph 5.- Within the limits of the authorized capital and in accordance with a plan approved at a General Meeting, the Company may grant stock options to its managers, employees or citizens who render services to the Company, or to managers, employees or citizens who render services to companies controlled by the Company, with exclusion of the preemptive right of the shareholders to grant and exercise the stock options, whereas the Administration Council must elect the Administration Committee for stock option plan in order for it to create annual stock options programs.

Article 7.- The shares are indivisible for the Company and each common share shall confer to its owner one vote in the deliberations of the General Meetings.

Article 8.- The Preferential shares shall content the following advantages: (a) priority in receipt of a minimum non-accumulative annual dividend of R$0.01 (one cent of a real) per share: (b) priority in capital reimbursement, in case of the Company's liquidation, prorate to the parcel of capital represented by such shares; and (c) participation, within equaled conditions to the common shares, in capital increases deriving from the capitalization of profits or reserves.

paragraph1.- The Preferential shares are not convertible to common shares and do not content any voting rights. The right to vote shall only be obtained if the Company does not pay the statutory minimum dividend within three consecutive terms and they shall be in force until the payment due of non-cumulative dividends.

paragraph 2.- Through a General Meeting's deliberation, the Company may create other classes of preferential shares in addition to the already existing ones.

Chapter III.- Administration of the Company

Article 9.- The company shall be managed by an Administration Council and by a Board of Directors, and assisted by an Advisory Council.

Chapter IV.- ADMINISTRATION COUNCIL

Article 10.- The Administration Council shall be composed of 9 (nine) members, whereas, they shall all be shareholders and residents in Brazil, elected in an annual basis within the Ordinary General Meeting and may be reelected. The same General Meeting shall designate, among the elected, one to hold the position of President.

paragraph 1.- The members of the Board of Directors shall be vested in office upon the signature of the investiture form drawn up in the Book of Minutes of the Administration Council Meetings, and shall remain in office until their successors take over.

paragraph 2 - The General Meeting shall set the global remuneration amount of the members of the Administration Council, who shall allocate such amount among its members in a meeting.

Article 11.- The Administration Council have the primordial function to establish the fundamental guidelines and the general orientation of the policy and of the businesses of the Company, as well as to verify and follow up its performance, and, besides what is supposed in accordance with the Law, to:
(a) to previously pronounce over the presentation, to the General Meeting, of any proposal to amend these Bylaws, except if required by law;

(b) to previously pronounce over the presentation, to the General Meeting, of any proposal for corporate purpose amendment;

(c) to previously  pronounce over to the presentation,  to the General Meeting,
of  a  proposal  for   incorporation  or  merger  of  the  Company  or  of  its
subsidiaries;

(d) to previously pronounce over the acquisition or disposal by the Company (or related acquisitions or disposals) of assets, businesses, operations or equity securities that shall involve any value higher than R$ 2,000,000.00 (two million Brazilian Reais), at the time of the acquisition or disposal, except:

(I) for cars bought or sold within the normal course of the Company`s business; and
(II) for financial investment moves for cash management within the normal course of the business;
(e) to previously pronounce over the presentation to the General Meeting, of any proposal for liquidation, wind up, self-bankruptcy, composition or similar occurrence, or of any request for liquidation, wind-up, self-bankruptcy or similar occurrence, to the company and/or to its subsidiaries;
(f) to approve, within the authorized capital and the competency of the Administration Council, or to pronounce over the presentation to the General Meeting of a proposal for issuance, voluntary redemption or repurchase of any security issued by the Company or by its subsidiaries (including stock, options, convertible or exchangeable bills, or warrants), or over the practice of any act that may effect the capital structure of the Company or its subsidiaries;

(g) to deliberate over the assumption or guaranty, by the Company or by its subsidiaries of any indebtedness if after considering the assumption or guaranty of such indebtedness the consolidated indebtedness of the Company or its subsidiaries is higher than twice as much the tangible net worth of the Company or its subsidiaries at the time of the latest quarterly balance of the Company or subsidiaries; (h) to previously pronounce over the presentation to the General Meeting, of any proposal for notice, payment or retention of a dividend higher than 25% (twenty five percent) of the adjusted net profit defined in article 189 and subsequent, of Law n. 6404/76;
(i) to previously pronounce over the presentation, to the General Meeting, of a distribution proposal, as bonus or dividend, of any class of securities of the Company or its subsidiaries, except for what is set in the item (h) above;
(j) to approve the annual business plan, the annual budget and over the long term strategic plan of the Company and of its subsidiaries;
(k) to deliberate over the execution or amendment of any contract (or related contracts) signed by the Company or by its subsidiaries, involving payments by or to the Company or its subsidiaries, during the term of the contract or amendment, of an amount higher than R$ 2,000,000.00 (two million Brazilian Reais), on the date of signature of the contract or amendment, except for contracts held for the normal course of the business that are related to:
(I) car rental;
(II) franchise; or
(III) indebtedness and cash management;

(l) (to choose or dismiss the independent auditors of the Company;
(m) to approve any operation between the Company or its subsidiaries and any stockholder, nor affiliates or associates, except for:
(I) operations between the Company and its affiliated for purposes of cash management; and
(II) operations in strictly commutative conditions and with proper compensating payment with Radio Beep Telecomunicacoes Ltda. up to the value, on the date of the operation, of R$ 2,000,000.00 (two million Brazilian Reais) per annum;

(n) to authorize the constitution and acquisition of new subsidiaries or associations (including acquisition of other subsidiaries, as well as the disposal of the subsidiaries of the Company); and
(o) to previously pronounce over the presentation to the General Meeting, of a proposal for remuneration, benefits and other incentives for the members of the Administration Council or for the executive Board of Directors, except for the normal course of business, in a consistent way to previous practices and in accordance with the remuneration, benefits or other incentives in force for Brazilian companies whose organization and size are similar to those of the Company.

paragraph 1 - for the purposes of what is stated in items (g) and (k) above, indebtedness means: (A)
(i) liabilities arisen from loans in cash;
(ii) liabilities arisen from bonds, debentures, promissory notes or similar instruments;
(iii) liabilities arisen from the deferred payment of the acquisition price of goods or services, except for accounts payable for the normal course of business;
(iv) liabilities related to financial leasing;
(v) liabilities arisen from imminent debts within agreements for tax installment payment or similar;
(vi) all third party indebtedness guaranteed by a lien over any asset of the Company or its subsidiaries; and
(vii) all third party indebtedness guaranteed by the Company or its subsidiaries; except for (B)
(i) cash, cash deposited in current account and financial investments; and
(ii) regarding to the Company and its Subsidiaries, loans between the Company and its Subsidiaries.

paragraph 2 - The discretionary amounts stated in items (d), (k) and (m) of the heading of Article 11 above will be reviewed and adjusted annually, at an Extraordinary General Meeting.

Article 12.- The Board of Directors shall meet ordinarily every 3 (three) months and extraordinarily whenever necessary, at the Company's head-office or at any other chosen location. The Minutes from such meetings shall be transcript to the proper book.

paragraph 1 - Meetings shall be convened by the President of the Council or by the plurality of the members of the Councils upon written notice sent at least 10 (ten) business days in advance, stating the location, date and time of the meeting as well as a summary of issues. The Resolutions taken in the Administration Council meetings shall be issues stated in the notice sent to the members of the Board 10 (ten) working days in advance.

paragraph 2 - For the valid instate and deliberation of the Administration Council General Meeting it shall be convened by the majority of its members in office, whereas for the deliberations over the items (a) through (o) of article 11 above, any member shall be considered attendant if he/she is represented by his/her proxy, legally appointed representative or if he/she has sent a vote by telex, telegram, facsimile or in any other written form.
paragraph 3 - the deliberation on the General meetings shall always be made by the majority of the attendants, whereas, and the Chairman of the Meeting or his/her proxy or representative shall have the casting vote.

PART V. -EXECUTIVE BOARD OF DIRECTORS

Article 13 - The Board of Directors shall be composed by 5 (five) Officers, stockholders or not, all Brazilian residents, elected by The Administrative Council. Among the Officers, one shall be designated President Director, three shall be designated Vice-President Directors, and the fifth shall be designated Director of Finances and Market Relationship.

paragraph 1 - The Directors mandate is of 1 (one) year, whereas for possible reelection. At the end of the office term, the members of the Board of Directors shall remain in their positions until the new elected members take over.

paragraph 2 - The Officers shall be vested in their positions upon signature of the term of office to be transcript in the proper book, following the legal prescriptions.

Article 14.- The Executive Board shall coven whenever necessary but at least once every 6 [six] months, under the chairmanship of the President Director or, in his/her absence, of any of the Vice President Director indicated by the President Director.

paragraph 1 -The executive Board meetings shall always be called by the President Director or by the majority of the members of the Board of Directors. In order to achieve quorum constitution and valid resolutions the attendance of the majority of the Directors in office shall be required.

paragraph 2 - The deliberations of Executive Board of Directory shall be transcript the proper book, and shall be approved by the majority of votes, whereas the chairman of the meeting shall have the casting vote in the case.

Article 15.- In the event of absence or temporary impairment of any Director, he/she shall appoint, subject to the prior approval of the President Director, among the remaining Directors, a proxy during his/her absence or impairment. The proxy shall carry out all his/her duties and have the same powers, rights and obligations as its represented Director.

paragraph 1 - The proxy shall vote, at the Executive Board meetings, for himself and for the Director he is representing.

paragraph 2 - In case of death, impairment or withdrawal of any Director, the Board of Directors may appoint a proxy, whereas stating his/her mandate which shall not exceed the term of office of the represented Director.

paragraph 3 - In the event of temporary absence or impairment of the President Director, he/she shall appoint one of the Vice President Directors as a proxy to coven during his/her absence or impairment. The proxy shall then carry out all duties and have the same powers, rights and obligations as the represented Director.

Article 16.- The Executive Board of Directors shall manage the corporate business in general whereas performing all of the necessary or suitable acts, except for those which, in accordance with the law hereof under these Bylaws, are attributed to the authority of the General Meeting or to the Administrative Council. Their powers include, not limited to, among others (a) to ensure the compliance with the law and these Bylaws; (b) to ensure the compliance of the deliberations held at the General Meetings, the Administrative Council meetings, and at their own meetings; (c) to administer, manage, and superintend the corporate business; and (d) to issue and approve instructions and in-house regulations deemed useful or necessary.

paragraph 1 - The President Director shall:

a) perform an overall supervision and the strategic planning for all the Company's businesses;
b) coordinate and orient the activities of the other directors within their respective areas of competence;
c) perform executive decision-making functions;
d) designate whichever director to perform special activities and tasks, besides those that he/she ordinarily performs; and
e) call out, install and preside the Executive Board of Directors` meetings.

paragraph 2 - The executive Vice President Director, administrative director shall:

a) substitute the President Director in his absence or incapacity whenever recommended by the President Director;
b)  assist  the  President  Director  within  the  supervision,   coordination,
management and administration of the activities and of the businesses of the Company as well as for all the tasks to which he/she is assigned; and
c) Coordinate, administer, direct and supervise the activities in the areas of human resources, telecommunication systems, legal assistance, corporate communication and fleet acquisition.

paragraph 3 - The executive Vice President Director, director of car fleet rental shall:

a) substitute the President Director in his absence or impediment whenever recommended by the President Director;
b) assist the President Director within the supervision, coordination, management and administration of activities and businesses of the Company and as well as for all the tasks to which he is assigned;
c) coordinate, administer, direct and supervise the operations related to car fleet rental, so as to embody the activities of sales and marketing related to this market segment; and
d) Coordinate, administer, direct and supervise operations related to the deactivation of fleets.

paragraph 4 - The executive Vice President Director, car rental director shall:

a) substitute the President Director in his absence or impediment whenever recommended by the President Director;
b) assist the President Director within the supervision, coordination, management and administration of activities and businesses of the Company and as well as for all the tasks to which he is assigned; and
b) Coordinate, administer, direct and supervise operations related to car rental, including the areas of sales and marketing related to this market segment.

paragraph 5- It behooves the Director of Finances and Investor Relationship to:

a) coordinate, administer, direct and supervise the development of relationship with the capital market;
b) represent the Company before stockholders, investors, market analysts, the Securities Commission, the Stock Exchanges, the Central Bank of Brazil and all other bodies related to activities carried out on the capital markets, in Brazil and overseas; and
c) coordinate, administer, direct and supervise the accounting and finance areas of the Company.

paragraph 6 - Every single Director holds the responsibility to represent the Company in or out of a court of law, actively or passively, before third parties, any public department or federal authority, state or local authority as well, autarchies, mixed capital companies, and quasi-public organizations.

Article 17.- The deeds of any nature, bills of exchange, checks, money orders, contracts and any other documents that implies in liability or obligation to the Company must be signed either by (a) the President Director jointly with any other Director; (b) one Vice President Director, jointly with any other director; (c) by 2 (two) Vice President Directors jointly; (d) by the President Director jointly with a proxy vested with special and expressed powers; (e) by one Vice President Director jointly with one proxy vested with special and expressed powers; or (f) by 2 (two) proxies jointly, vested with special and expressed powers.

Sole Paragraph.- The Executive Board of Directors shall appoint in a meeting any Director or authorize the appointment of a third party as a proxy to individually perform any act of competence of the Executive Board or of a sole Director, whereas harmless to any identical power or duty stated by these Bylaws to the Executive Board itself or to a sole Director.

Article 18.- Letters of attorney under the Company`s name shall always be signed by the President Director and any of the Vice President Directors jointly, or by 2 (two) Vice President Directors jointly, stating the granted powers; except for the ones that grant Ad-judicial powers, they shall be granted for a limited term of 13 (thirteen) months.

Article 19.- It is considered expressly forbidden, and therefore null, the acts of any Company Director, employee, or proxy, that involves the Company in any liability related to the businesses or operations outside the scope of corporate purpose, such as sureties, guarantees, endorsements or any other guarantee on behalf of third parties, are hereby expressly forbidden and shall be deemed to be null and void, and without any effect towards the Company, except when expressly authorized by the Executive Board of Directors in meeting, following the due limits established by the Board of Directors.

PART VI. - GENERAL MEETINGS

Article 20 - The General Meetings shall be both ordinary and extraordinary. The Ordinary General meetings shall be held within 4 (four) months after the end of the fiscal year, and General Extraordinary meetings shall be held as often as deemed necessary

Article 21 - The General meetings shall be called by the President of the Administration Council, in accordance and within the terms provided by law, and shall be presided by a shareholder chosen by the majority of votes of the attendants. The President of the meeting shall appoint the secretary of the meeting.

Sole Paragraph - Shareholders may be represented at the General Meetings by a proxy, shareholder, manager of the Company or lawyer, duly authorized by a letter of attorney. CHAPTER VII.- STATUTORY AUDIT COMMITTEE

Article 22.- The Company's Statutory Audit Committee shall only be instated upon request of the shareholders, pursuant to law.

Sole Paragraph.- The members of the Statutory Audit Committee shall remain in office until the following General Meeting of the Company.

Article 23 - The Statutory Audit Committee, when in operation, shall be composed by five (5) effective members, and the same number of alternates, all resident in Brazil, alien to the Company's management. The operation of the Statutory Audit Committee and the compensation, authority, duties and liabilities of its members shall comply with prevailing legislation.

CHAPTER VIII.- FISCAL YEAR, PROFITS AND DIVIDENDS

Article 24.- The Company's fiscal year shall begin on January 1st and end on December 31st every year. At the end of each fiscal year, the financial statements shall be transcript in accordance with applicable laws.

Article 25.- The Company's net profits of each fiscal year, after the legal deductions, shall have the destination deliberated by the General Meeting, after hearing the Statutory Audit Committee if under operation.

paragraph 1 - To the Shareholders are assured the right to perceive a annual dividend of not less than 25% (twenty-five percent) of the net profit of the year, increased or reduced by the following amounts: (a) the legal reserve; (b) contingency reserves and reversion of these same reserves formed in previous years; and (c) realizable profits transferred to the respective reserve and profits previously recorded in this reserve and realized during the year.

paragraph 2. - The Company may pay or credit interests as its own capital remuneration, calculated on the accounts of the net worth, observing always the interest rates and the limits established in the legislation in force. The amounts paid to the shareholders as interests on its own capital shall be deducted from the minimum obligatory dividend. As decided by the General
Meeting, the amount of the interests may be credited and paid to the shareholders and later incorporated to the Company's capital instead of being distributed and paid.

Article 26. -By  resolution of the Board of Directors, the Company may provide
semi-annual   and  interim  balance  sheets  and  pay  dividends  from  profits ascertained on these balance sheets or accrued profits, pursuant to law.

CHAPTER IX - LIQUIDATION

Article 27 - The Company shall be liquidated when required by law; a general meeting shall determine the manner of liquidation and appoint the liquidator and the Statutory Audit Committee that shall officiate during the period of liquidation.

CHAPTER X - FINAL PROVISIONS

Article 28 - In the event of any omission or doubt hereunder, the legal provisions in force shall prevail.

Updated until the Minutes of the General Ordinary and Extraordinary Meeting as of June 01, 2001, at 10:00 a.m. hours, now under registration phase.


                              [illegible signature]
                         Antonio Claudio Brandao Resende
                                    President


                              [illegible signature]
                             Eugenio Pacelli Mattar
                                    Secretary